

COOPER CAMERON











we believe...







2004 ANNUAL REPORT














FINANCIAL HIGHLIGHTS



($ thousands except per share, number of shares and employees)

Years ended December 31:	*2004*	*2003*	*2002*
Revenues	$ 2,092,845	$ 1,634,346	$ 1,538,100
Gross margin	532,577	452,696	435,596
Earnings before interest, taxes, depreciation and amortization (EBITDA)	228,639	164,127	162,491
EBITDA (as a percent of revenues)	10.9%	10.0%	10.6%
Income before cumulative effect of accounting change	94,415	57,241	60,469
Cumulative effect of accounting change	—	12,209	—
Net income	94,415	69,450	84,125
Earnings per share:			
Basic before cumulative effect of accounting change	1.77	1.05	1.12
Cumulative effect of accounting change	—	0.23	—
Basic	1.77	1.28	1.12
Diluted before cumulative effect of accounting change	1.75	1.04	1.10
Cumulative effect of accounting change	—	0.21	—
Diluted	1.75	1.25	1.10
Shares utilized in calculation of earnings per share:			
Basic	53,272,000	54,403,000	54,215,000
Diluted	53,854,000	59,800,000	59,809,000
Capital expenditures	53,481	64,665	82,148
Return on average common equity	8.2%	6.4%	8.6%
As of December 31:			
Total assets	$ 2,356,430	$ 2,140,685	$ 1,997,670
Net debt-to-capitalization[1]	16.3%	12.0%	13.9%
Stockholders' equity	1,228,247	1,136,723	1,041,303
Shares outstanding[2]	53,137,815	53,803,058	54,511,100
Number of employees	8,800	7,700	7,800

[1]*Net of cash and short-term investments.*
[2]*Net of treasury shares.*

CAM
LISTED
NYSE



To the Stockholders of Cooper Cameron





There was a time when $40/barrel oil and $6/mcf natural gas would have meant that our industry would be pushed to its limits to keep up with drilling activity and demand for the products and services we provide. That doesn't seem to be the case anymore.

Make no mistake; activity across our business lines is good. During 2004, Cooper Cameron posted its highest earnings per share since 1998, and our financial position has never been better. Still, there's a sense in the oilpatch that things could be better, or prices could be higher, or oil and gas companies could be more active in searching for new reserves to replace those being consumed by growing demand.



Regardless of what happens in the marketplace, we must deal with the circumstances. That means being prepared if customers hasten their pace of activity, or if oil and gas prices tumble and spending slows.



We're able to handle whatever the market brings us. Cooper Cameron will celebrate its tenth anniversary as a publicly traded company in July of this year, and in that time, we've experienced the full range of industry conditions. The challenges of scaling up activity to meet robust demand are certainly more rewarding to deal with than downsizing and cutting costs when business is slow.

Our backlog reached $1 billion, the highest in our history.

During the last couple of years, certain industry benchmarks, like rig count and global exploration and production spending, have been less volatile, but shown more steady, although modest, growth. Our major customers have reinvested in their businesses at rates lower than in the past, and their oil and gas reserves continue to fall. This is happening in the face of increasing demand for hydrocarbon products, particularly from China.

We believe we've done the right things to respond to the market on behalf of our constituents—customers, shareholders and employees—and the results are apparent in the following:

- **Cooper Cameron's total revenues this year were a record, at slightly more than $2 billion.**
- **We recovered from a poor financial performance in the fourth quarter of 2003 to post positive year-over-year comparisons in every quarter during 2004.**
- **Our backlog reached $1 billion, the highest in our history.**
- **Orders reached an all-time record of more than $2 billion.**
- **Earnings per share were up 40 percent from a year ago, and we expect earnings to increase again in 2005.**
- **We spent more than $170 million on accretive acquisitions and $95 million on stock repurchases.**
- **We refinanced approximately $440 million of debt, and we have one of the strongest balance sheets in the industry.**

While proud of the progress cited above, we believe we can do even more to ensure that we deliver shareholder value more in keeping with our historical performance. We are as committed to that goal as we have ever been.






A couple of other points bear mentioning in this forum.

There is no question that the cost of doing business as a public company has gone up. New requirements for the review and confirmation of internal controls, accounting practices and the reliability of financial statements have caused us to spend a substantial amount of time, and of our stockholders' money, to certify that we are doing business—and accounting for it—the right way. I am pleased to note that our processes and procedures have passed muster under the guidelines set forth by the Sarbanes-Oxley Act and related regulations. I had no doubt that our people were performing their duties in an ethical and proper manner; but it's rewarding to see that confirmed under the microscope of such stringent standards.

On another front, you will see, beginning in 2005, that our financial results will include an expense related to stock option grants made to our employees as a part of their compensation. Since our creation, we have viewed options as a powerful tool for aligning employees' interests with that of stockholders; if the stock price goes higher, everyone—both shareholders and employees—is rewarded. If it does not, nobody wins. Given the new and, I believe, misdirected accounting rules addressing expensing of option grants, we have chosen to reduce significantly the use of stock options in our compensation programs, as we do not want to burden our earnings with the attendant non-cash charges.

Personally, I believe that the true cost of stock options is already reflected in a company's results; if an option is exercised (because the price has gone up), the stock that is acquired is added to the company's total shares outstanding, and is reflected in the value per share of the company's earnings and equity. The requirement to recognize some assigned expense at the time options are granted seems to me to be poor accounting. At any rate, we will use far fewer stock option grants in our future compensation and bonus programs, and will record a related expense in our financial results.

On a related front, our ongoing share repurchase program has served us well to offset much of the dilutive impact from prior option grants. Since becoming a public company in 1995, we have less net debt; our market capitalization has increased sevenfold; and our share count has increased only seven percent.

Businesses all expected to continue solid performances in 2005

Increased deliveries of subsea systems and the early-2004 acquisition of Petreco pushed Cameron's revenues to record levels. Subsea revenues were the highest in our history, exceeding $500 million; the drilling business posted a meaningful increase, primarily on the strength of new equipment orders; and the surface business showed a modest gain over a year ago.



A lack of significant subsea project awards during much of 2003 and early 2004 could cause subsea revenues to be lower in 2005, but the surface and drilling businesses are expected to hold up well, and the margins on Cameron's overall revenues should improve during the year. Subsea orders stemming from deepwater projects, however, are expected to increase during 2005, as activity in this market provides our customers with the opportunity to work in a relatively new frontier offering the largest untouched reservoirs. The recent increase in deepwater rig activity is a good leading indicator of this market.




Longer-term, we are encouraged about Cameron's all-electric subsea production system, which was introduced to the market in early 2004. We have filed numerous U.S. and international patents on the system and believe it has the potential to be a game-changing technology advancement for the subsea markets.

Since becoming a public company in 1995, we have less net debt; our market capitalization has increased sevenfold; and our share count has increased only seven percent.

Cooper Cameron Valves (CCV) posted the highest revenues in its history, helped by increased sales in international markets, particularly Asia, and continued to generate solid margins across its product lines.

The late-2004 acquisition of several valve manufacturing businesses will add significantly to CCV's revenues during 2005. While the acquisition is expected to be moderately additive to 2005 earnings as well, the full benefits of the new facilities will not be realized until late this year or early 2006, as the new operations are folded into the CCV organization.

Cooper Compression's revenues and earnings were up solidly in 2004, reflecting the impact of ongoing restructuring efforts and an improved market for both gas and air compression equipment. As in CCV, demand for product in international markets was up nicely, led by gains in Europe and Asia for the air compression business.

A solid year-end backlog and an encouraging outlook for more international orders should support another increase in both revenues and profits for Cooper Compression during 2005. Several new marketing initiatives, particularly in the aftermarket business, and continued focus on cost issues will also be key to further improvement in this division.





Natural gas demand growth to resume

Several of our businesses are tied directly to the production and transmission of natural gas. U.S. natural gas consumption was essentially flat in 2004 compared with 2003, with about 22 trillion cubic feet (Tcf) used each year. Prices remained relatively constant—excluding the typical swings in spot markets—at around $6.00 per thousand cubic feet (Mcf). As it did in 2003, the U.S. gas rig count increased modestly during 2004, though the rate of increase was not as brisk as the prior year, and gas storage at year-end reached levels slightly higher than those of a year ago.

Growth in demand for natural gas is expected to resume in 2005 and 2006, increasing in line with a stronger economy in the U.S. Still, with storage levels relatively high and the possibility of domestic production increasing slightly, prices may moderate during 2005. Natural gas remains primarily a North American market commodity, but development of international gas reserves and increased spending on liquefied natural gas (LNG) is expected in the future and will have an increasing impact on upstream activity and on our businesses.

China fuels global energy demand growth

With sales into nearly every energy-producing region in the world, oil markets also are a key driver for many of our operations. World demand for oil increased by just over three percent during 2004, driven primarily by a significant increase in China's energy consumption. While global demand growth is expected to moderate in 2005 and 2006 to approximately 2.5 percent annually, the emergence of China as a major energy consumer will have a lasting effect on worldwide supply and demand for crude oil. U.S. oil demand was up about 2.2 percent in 2004, and is forecast to increase by approximately two percent in each of 2005 and 2006, with gasoline and jet fuel consumption driving the gains.

Oil prices moved steadily higher during the year, and may dampen global economic activity, resulting in the moderation of demand growth noted above. OPEC was successful in increasing production capacity during 2004 in response to prices, and non-OPEC supply is expected to increase in 2005. The net impact on pricing will ultimately be a function of the actual rate of growth in demand, inventory levels and the strength of the dollar, as well as the geopolitical influences that always impact the oil markets.



Corporate Social Responsibility

Cooper Cameron is keenly aware of the social, environmental and economic impacts the Company's operations can have on the variety of locations where we do business.

Cooper Cameron has established itself as a good corporate citizen wherever we operate. We believe that our current policies and practices, across all of our business lines and global locations, provide effective guidelines for the Company's approach to its role as a socially responsible corporate citizen. Cooper Cameron's Standards of Conduct expressly address the Company's commitment to ethics, integrity and maintaining its role as a good citizen in every country and community where we do business. Such guidelines include adhering to all local rules and regulations, providing a safe and healthy workplace with competitive wages and benefits and safeguarding the environment.

We have repeatedly won awards for our health and safety programs in a variety of locales, including Singapore and Leeds, England. The standards and practices that provide the foundation for such performance are an integral part of the training processes at our newer facilities, such as those in Nigeria, Angola and Equatorial Guinea, where we are establishing operations and relationships that will benefit our company and the local economies for years to come. While Cameron has operated for many years in Nigeria, where most members of the management team are local personnel, our employment in the West Africa region has doubled since 2001. Cameron is taking steps to ensure that the technical skills of the local workforce are consistent with those at other Cameron locations worldwide. The Company's longer-term commitments in the region include sponsorship of a program in Angola where Cameron will foster the education of local students from age five through high school, and an ongoing community support program that will provide for the rehabilitation of local schools and make additional educational supplies available to teachers and students.

Additionally, the Codes of Ethics for the Company's senior officers and for the Company's board of directors set out clear standards for proper behavior and appropriate disclosure of financial results. These documents are available in the Ethics & Governance section of the Company's website at **www.coopercameron.com.**

We believe that the Company's historical performance in its operations, the enhanced disclosure standards of recent years and the current emphasis on transparency in reporting financial and operating results serve to fully inform investors about the social, economic and environmental impacts of Cooper Cameron's operations. Our board of directors regularly reviews the Company's performance from a social responsibility perspective, and is committed to updating the Company's procedures and practices when any need for changes or revisions is identified.



Balance sheet supports acquisitions, share repurchase

During 2003, we took a very conservative approach to managing our overall financial position as we assessed the opportunity to complete a significant acquisition. Later that year, when it was apparent that we would not complete the transaction, we repurchased a significant amount of our common stock. During 2004, we continued to redeploy cash through a mix of acquisitions and share repurchases. Today, our balance sheet remains one of the strongest in the industry.

We closed three acquisitions during the year with a total value of more than $170 million. We acquired Petreco International, a supplier of oil and gas separation equipment, for approximately $90 million in February 2004, and spent another $7 million in July to add some additional separation technology to Petreco via the acquisition of Unicel. These businesses added $0.14 per share to our 2004 earnings. In November, we acquired several valve manufacturing businesses with facilities in the U.S. and Europe for approximately $80 million. We expect this transaction to be immediately additive to earnings, and should see additional cost synergies over time.

We also spent $95 million during the year to repurchase nearly two million shares of common stock, and we will continue to evaluate acquisitions or repurchase of our own shares as beneficial uses of our cash. During 2004, our board of directors updated the terms of our share repurchase program, authorizing us to buy up to five million shares. As of year-end 2004, we had approximately 4.4 million shares remaining under this authorization.

We also took advantage of an attractive interest rate environment by refinancing a substantial portion of our debt during the year. We repurchased $443 million of our convertible debentures that were originally issued in 2001, and completed two new financings: $200 million of 2.65 percent senior notes due in 2007, and $238 million of 1.5 percent convertible debentures due in 2024.

The following effectively demonstrates the significance of our cash-generating capability: During 2004, we spent $54 million on capital expenditures, $171 million on acquisitions and $95 million on share repurchase, and our net debt went up by less than $85 million for the year. At year-end, our debt, net of cash and short-term investments, was just under $240 million, and our net debt-to-capitalization ratio was 16.3 percent.







"We believe..."

The next several pages reference some of our thoughts on what we believe about our businesses and the way we run them. The people pictured throughout this report are all employees of Cooper Cameron and its divisions, and I believe they will keep finding better ways to deliver quality to our customers and value to our investors. They deserve your support; they have already earned mine. Whether you are a customer, partner, supplier or investor, we are grateful for your interest in Cooper Cameron and hope that 2005 brings more success stories for all of us.





Sincerely,



Sheldon R. Erikson
Chairman of the Board,
President and Chief Executive Officer


$528
$695
$828
$947
$1,000
00 01 02 03 04
$176
$256
$169
$155
$239
00 01 02 03 04
Total Debt (net of cash)
($ millions)
17.3%
21.7%
13.9%
12.0%
16.3%
00 01 02 03 04
Net Debt/Cap at year-end
(Net Debt/Total Capitalization)





we believe...





in finding
better
ways





Cameron introduced its patented SpoolTree™ design for subsea production equipment in the early 1990s; today, about half of all subsea Christmas trees installed are based on the SpoolTree, and Cameron has signed licensing agreements with its major competitors for the manufacture and sale of such trees. At the 2004 Offshore Technology Conference, Cameron unveiled CameronDC™, a patented all-electric subsea production system that provides customers with greater reliability and cost savings. Will CameronDC have the type of impact on the industry that the SpoolTree had? Only time will tell. Will Cooper Cameron people keep looking for such better ways? Absolutely.





we believe...





in effectively managing costs without sacrificing quality





Our Six Sigma program is a structured effort to improve processes, enhance productivity and ensure consistency and quality across all of our divisions, and was kicked off in 2000 with a goal of making Six Sigma practices "the way we run our business." Today, we believe the success of the Six Sigma effort is readily apparent to our customers in the quality of the products and services we provide to them. And if we are also effective in keeping our costs down, both our customers and our shareholders will benefit.





we believe...



that "No one gets hurt. Nothing gets harmed."



Cooper Cameron's commitment to health, safety and environmental (HSE) excellence extends throughout our organization. Training, education, goal-setting and performance reviews—with the full support of management—are key to the success of these company-wide efforts. While there is no guarantee that our goal of "No one gets hurt. Nothing gets harmed" will always be achieved, it is a major priority across the Company. Cooper Compression's HSE team developed weekly "toolbox" meetings, with areas of emphasis tailored to specific locations, and sponsors safety sessions for service employees, while the Cameron division's longstanding HSE emphasis has produced such results as the Cameron Oman Field Service unit's record of ten years with no lost-time incidents; numerous facilities with several years of no recordable or lost-time events; and the head of Cameron's Asia/Pacific group in Singapore being asked to serve on the country's National Safety Advisory committee.





we believe...



in aligning employees' interests with those of shareholders



Investors buy Cooper Cameron stock for one basic reason. They expect us to run the business in a fashion that will support a higher stock price over time. Our employees are well aware of the expectations that come with being a public company (and many of them are shareholders), and they can see how the market is judging us every day in our trading on the New York Stock Exchange. Many of our internal performance measures are built on the same benchmarks that are important to Wall Street: Cash flow, EBITDA, earnings per share and return on capital. If we meet our internal targets, the impact should be apparent in the long-term performance of our stock.




CAMERON



Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments, including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations.



Products – Surface and subsea production systems, blowout preventers, drilling and production control systems, oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services.

Customers – Oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.

STATISTICAL/OPERATING HIGHLIGHTS

($ millions)

	2004	2003	2002
Revenues	$1,402.8	$1,018.5	$ 918.7
EBITDA	170.1	114.6	122.3
EBITDA (as a percent of revenues)	12.1%	11.2%	13.3%
Capital expenditures	28.9	40.2	39.3
Orders	1,274.4	1,082.4	1,081.6
Backlog (as of year-end)	752.9	771.8	695.8






02 03 04
Revenues
($ millions)
02 03 04
EBITDA
($ millions)
02 03 04
Orders
($ millions)
02 03 04
Backlog
(at year-end, $ millions)







Financial Overview

Cameron's revenues increased to $1,402.8 million in 2004, up nearly 38 percent from $1,018.5 million in 2003. EBITDA was up 48 percent from a year ago, at $170.1 million, compared with 2003's $114.6 million. EBITDA as a percent of revenues was 12.1 percent in 2004, up from 11.2 percent. Orders totaled $1,274.4 million, up nearly 18 percent from the prior year.

Operating milestones

Significant accomplishments in the Cameron division during 2004 included the following:

- *A new all-electric subsea production system, CameronDC™, was introduced at the Offshore Technology Conference in May 2004. More than 45 patents have been filed in association with the CameronDC system.*
- *In addition, Cameron filed another 20 patents during 2004, both in the U.S. and in international venues, related to other technology applications.*
- *Cameron Offshore Systems was created to manage the specific needs of large-scale subsea production projects.*
- *In response to increases in steel costs, Cameron was successful in implementing price increases ranging from five to twelve percent across the Company's product lines.*
- *Petreco International, a supplier of oil and gas separation equipment, was acquired in early 2004.*
- *Cameron's Six Sigma program now includes 32 Black Belts and more than 600 Green Belts who serve as internal consultants, applying productivity improvement techniques to create benefits for Cameron and its customers. A single Six Sigma project with a large, long-term customer in the Asia/Pacific region generated cost savings in excess of $2 million through greater efficiency in use of rig time.*
- *Cameron's reputation for high quality standards is unsurpassed in the industry, with all of the division's manufacturing locations having been certified to ISO 9001 standards. During 2004, Cameron's division headquarters also implemented an ISO 9001 quality system. As a result, the entire Cameron organization has been recognized as operating within a comprehensive quality system using documented, controlled work procedures, a focus on meeting customer requirements and expectations, and continuous improvement through Six Sigma and other initiatives.*

Drilling



Cameron is a global supplier of integrated drilling systems for land, offshore platform and subsea applications, and is committed to providing its worldwide drilling customers with innovative system solutions that are safe, reliable and cost-effective. Drilling equipment designed and manufactured by Cameron includes ram and annular blowout preventers (BOPs), drilling risers, drilling valves, choke and kill manifolds, surface and subsea BOP control systems, multiplexed electro-hydraulic (MUX) control systems, diverter systems, deployment systems and motion compensation and riser tensioning solutions for the offshore drilling and floating production markets. Cameron also provides services under CAMCHEC™, an inspection system that allows drilling contractors to inspect drilling riser on their rigs offline, saving time and money on maintenance and unnecessary transportation.

The ultimate destinations for Cameron drilling equipment are becoming more geographically diverse, well beyond the traditional North America, Gulf of Mexico, North Sea or West Africa venues.

Surface BOPs continued to account for most of the drilling group's new product orders during 2004, as drilling contractors have done little in the way of new construction or upgrades to rigs that would require subsea BOP stacks and controls. In fact, most of the business—as in 2003—is being done directly with operators for development activity, rather than with drilling contractors. The latest example was Cameron's sale this year of a 15,000-pound per square inch (psi) subsea BOP stack, controls system and the industry's first four million-pound drilling riser for BP's Thunder Horse project in the Gulf of Mexico.

In addition, the ultimate destinations for Cameron drilling equipment are becoming more geographically diverse, well beyond the traditional North America, Gulf of Mexico, North Sea or West Africa venues. Cameron's Eastern Hemisphere group has seen a pickup in orders related to the construction and upgrade of land rigs slated for work in areas as diverse as Algeria and Azerbaijan, and an increase in orders from Turkmenistan's national oil companies as they upgrade their existing rig fleets. Previous sales to these operators are currently also generating aftermarket revenues.








Cameron's long-time leading market position in this business has created the largest installed base of BOPs in the industry. With safety and reliability issues reinforcing demand for parts and service from original equipment manufacturers, Cameron provides worldwide aftermarket services under the CAMSERV™ brand and replacement parts for drilling equipment, including elastomer products specifically designed for drilling applications and manufactured at Cameron's state-of-the-art Elastomer Technology facility. With facilities in every area of the world where Cameron products are used, Cameron offers the most comprehensive network of aftermarket products and services in the industry. BOP repair business continues to provide a meaningful level of activity in such areas as Venezuela, Mexico, Brazil and the U.S. surface market.



Surface

Cameron is the global market leader in supplying surface equipment, including wellheads, Christmas trees and chokes used on land or installed on offshore platforms, and has the largest installed base of surface equipment in the industry.

North America, including Canada and Mexico, is an important contributor to Cameron's surface business. During 2004, North American onshore markets showed solid growth, supported by high commodity prices and the concurrent gains in rig count and drilling activity. Well completions in Western Canada reached record levels, as the Canadian rig count was supported by development of shallow gas reservoirs. Several of Cameron's specialized products have been readily accepted by Canadian operators, including a new 9-inch SSMC compact wellhead, which increases safety and saves time, and the Space Saver and Speed Head compact wellheads, which provide customers with significant rig time savings. In addition, the Time Saver Wellhead system has become the wellhead of choice for several operators in the Rocky Mountain region of the U.S. due to its safety and time-saving characteristics.

Cameron is the global market leader in supplying surface equipment, including wellheads, Christmas trees and chokes used on land or installed on offshore platforms, and has the largest installed base of surface equipment in the industry.

In Mexico, sales to Pemex for their exploration and production programs have grown over the past couple of years. Cameron recently signed an agreement worth more than $20 million to supply surface wellheads for four separate Schlumberger projects in Mexico over the next three years, adding to Cameron's growing relationships with non-traditional customers.



While the North American offshore surface market—primarily the Gulf of Mexico—was relatively quiet in 2004, Cameron completed several significant projects during the year. Cameron installed the first of fifteen 10,000-psi wellhead and surface tree systems on BP's Holstein spar, which is the world's largest truss spar, and completed the installation of six surface tree systems on Anadarko's Marco Polo development during December. Gulf of Mexico activity is generally expected to increase in 2005. Cameron has recently booked orders from several major customers for Deep Shelf exploratory wells in the Gulf of Mexico. Some of these will approach 30,000 feet in depth and will eventually require high pressure/high temperature (HP/HT) equipment rated to 30,000 psi. Cameron's experience in HP/HT installations and in dealing with highly technical applications was a critical factor in capturing this business.

In the South American market, Cameron continued to book new surface equipment orders with Petrobras (in addition to their traditional subsea business), and Cameron completed delivery of equipment for several large-bore gas projects offshore Argentina and in Peru.

In other international markets, Cameron continued to book and deliver business for a variety of operating environments. Experience with critical service equipment was a factor in the Middle East, where Cameron was chosen to supply HP/HT surface equipment under a three-year agreement in Kuwait; a long-term contract was signed for large-bore gas completions in Qatar; and a supply contract for gas wells in Bahrain was completed.

In the U.K. North Sea, Cameron received an order for eight sets of Conductor Sharing Wellhead (CSW) systems, which allow multiple completions in a single well slot, for use in an expansion project on BP's Magnus platform. Cameron also extended a surface frame agreement for the supply of wellheads, Christmas trees and associated services for Shell in the U.K. and Dutch sectors of the North Sea.

Cameron's premium land and platform wellhead system, the SSMC model, continues to be the choice of major operators in a variety of global locations. More than 1,800 sets of SSMC wellheads—some 500 during 2004—have been sold into Eastern Hemisphere markets, including Norway, the U.K, the Netherlands, Algeria, Italy, Azerbaijan, Gabon and Nigeria. Total Indonesia is a major user of SSMC technology, ordering more than 50 systems from Cameron during the year.

Factors affecting the surface equipment business during 2005 will include North American natural gas exploration, including Mexico, Canada and offshore in the Gulf of Mexico; possible exploitation efforts associated with North Sea platform activity; surface business in the Asia/Pacific and Middle East regions and potential growth in Russia and the Former Soviet Union countries.

Subsea

Cameron has been a key player in the subsea industry since its beginning more than forty years ago, and continues to be a leader in providing subsea wellheads, trees and controls, as well as complete production systems, to the industry. In addition to Cameron's longstanding role as a manufacturer of reliable components for subsea applications, the Cameron Offshore Systems organization (see box) was created to help customers with integrated solutions to subsea system requirements.

Timely execution of projects in backlog continued as a primary focus in 2004, driven by delivery of major subsea systems in West Africa. Installation of ExxonMobil's Kizomba A subsea system continued in Angola, with initial production from this field beginning during the year. Subsea installation began on the Kizomba B project in Angola and the Erha project in Nigeria, also both







ExxonMobil operations. Since early 2000, Cameron has installed a total of 51 subsea trees, 19 manifolds and six control systems with more than 60 subsea control modules (SCMs) offshore West Africa, including 19 trees, 12 manifolds, and three control systems with more than 20 SCMs during 2004. Local support was provided by Cameron's Luanda, Angola service center, which opened in 2003, a new facility in Onne Port, Nigeria, which opened in 2004, and previously established facilities in other West African countries.

Other subsea activity during the year included the Husky White Rose project offshore Newfoundland, where 14 out of the 15 trees for the project have been delivered, with six installed by year-end; Cameron Mexico's ongoing installation of subsea wellheads under an exclusive contract for Pemex's exploration program in Campeche Bay; and in Australia, the delivery of a complete subsea system for Santos for the Casino gas project offshore Victoria.

Activity in the Gulf of Mexico of late has been heavily influenced by independent operators, as the majors have generally limited their activity to continuing phased development of larger projects. Still, the rig count continues to be relatively active, and offshore lease sales saw a healthy interest from bidders in 2004. Meanwhile, several operators are drilling appraisal wells on previously discovered fields to better define the inherent risks and opportunities.

The majority of Cameron's subsea tree orders during 2004 were for relatively small projects, as delays continued on most of the large-scale West African projects that were thought to be near the end of the sanctioning and award process.

Cameron's most significant 2004 order was for ChevronTexaco's Tahiti project in the Gulf of Mexico, worth

Cameron Offshore Systems:
Providing Integrated Solutions



Since the late 1990s, the subsea equipment market has evolved from one where operators purchased individual components (wellheads, Christmas trees, manifolds and controls) to an environment where companies like Cameron are asked to provide fully integrated systems.

In the past, major subsea operators used their own personnel and niche engineering companies to design subsea systems, including establishing the subsea field architecture to deliver reliable production flows and providing a framework for the maintainability over the life of the field (sometimes as much as 20 years). Operators and their associates also managed the critical technical interfaces between products from the equipment manufacturers and others involved in field development, including drilling contractors and construction companies, and generally served as the overall project manager for the field.

In recent years, operators have reduced staff and pushed greater responsibility down to suppliers like Cameron. As a result, Cameron and other subsea equipment manufacturers have adjusted their approach to the business in order to become suppliers of complete integrated production systems.

Cameron's initial need for participation in this market was to be able to provide its own production control system, rather than continuing to rely on a third-party supplier. An internal development team created and delivered a state-of-the-art system that afforded reliable performance and was quickly accepted by operators—a notable accomplishment given the industry's reluctance to readily accept new products.

The next phase was the early 2001 establishment of an Offshore Systems group within Cooper Cameron, responsible for providing the expertise necessary to perform the tasks discussed above. Offshore Systems supplied subsea systems engineering, overall project management and integration of traditional Cameron components with products from other suppliers to provide operators with complete production systems.

In early 2004, Cameron Offshore Systems (COS) was established as a division within the Cameron organization to provide added focus on managing large-scale subsea projects and ensure greater visibility and effective execution of these orders. COS provides systems design, systems engineering and subsea project management through an ISO 9001-certified project management execution process. The division has access to the traditional stable of Cameron products, including wellheads for either subsea or dry completions, a full range of Christmas trees, chokes, multiplex control systems, manifolds, flowline connection systems and intervention equipment. COS integrates these Cameron products with other third-party content, such as umbilicals, flowlines and ROV tooling, which are procured from outside suppliers. This newly focused organization, a formal project management process and tighter controls are providing more effective project design and management services for our customers, and will provide improved execution and operating performance for Cameron.

In the mid-1990s, a subsea installation typically provided Cameron with $1.5 million to $2 million in revenue per well. Today, depending on the scope of supply and complexity of the field, a large-scale subsea project may be worth as much as $8 million to $14 million in revenue per well. The increase is attributable to a higher value for the Cameron-supplied equipment (approximately 60 percent of the project value), the addition of project management and engineering (about 15 percent) and third-party products manufactured by others and included on a pass-through basis (around 25 percent), which typically carry lower margins than those associated with the equipment Cameron manufactures.

Cameron Offshore Systems is considered an industry leader in providing integrated subsea production systems worldwide.








in excess of $110 million. Tahiti will include eight high-pressure (15,000-psi), high-temperature Cameron wellheads and trees, as well as subsea production controls, manifolds, chokes and flowline connection systems. Cameron produced the industry's first 15,000-psi Christmas tree, and this project will require a significant level of 15,000-psi rated equipment. Cameron's role includes providing subsea systems engineering and project management, and initial deliveries are scheduled for the fourth quarter of 2005.



Cameron's other bookings were smaller in size and came from a wide variety of locations around the world. Cameron completed delivery of several subsea systems to Petrobras, and was awarded a total of 16 trees for future delivery, securing a record year-end backlog in the Brazilian market. In the Asia/Pacific region, Cameron received subsea orders from ConocoPhillips for a seven-well project in Indonesia; ONGC's G1 development, a five-well project offshore India; and the previously mentioned Santos Casino project offshore Australia.

Cameron's most significant 2004 order was for ChevronTexaco's Tahiti project in the Gulf of Mexico, worth in excess of $110 million.

Cameron also booked an order from Amerada Hess for three additional trees to be installed in the Ceiba Field offshore Equatorial Guinea, and an order for four trees from BG for two of their fields in the U.K. North Sea. In addition, Cameron is now in year three of a second five-year frame agreement with BP Exploration to provide subsea trees, wellheads and associated services in the U.K. North Sea. During 2004, BP placed orders for 10 subsea trees for installation in various North Sea fields, and BP also used the frame agreement principles for the procurement of six water injection trees for use in the Azerbaijan sector of the Caspian Sea.

Several significant subsea projects are still in the bid or sanctioning process, and may be awarded during 2005. Among those are Total's Akpo, ChevronTexaco's Agbami, and ExxonMobil's Marimba North in Nigeria; ExxonMobil's Kizomba C in Angola; and Murphy's Kikeh in Malaysia. Cameron is performing pre-engineering studies for one of the projects above; however, the actual timing and award status of these and other projects is impossible to predict.

Cameron has a long history of innovation in the industry. The SpoolTree™ horizontal subsea production system design, developed and patented by Cameron in the early 1990s, has become the industry standard. About half of all subsea Christmas trees now sold are horizontal trees, and virtually all use Cameron's patented design. As a result, Cooper Cameron has signed global licensing agreements with its major subsea competitors for the manufacture and sale of such Christmas trees.

CameronDC™, the industry's first all-electric, direct current-powered subsea production system, was introduced at the Offshore Technology Conference in May 2004, and was later displayed at the Offshore Northern Sea exhibition in Stavanger, Norway. The system is designed to provide greater reliability and cost savings for deepwater production installations. In addition, by eliminating hydraulically controlled actuators, the all-electric system gives operators the ability to extend stepouts on multi-well developments far beyond the limits of traditional umbilicals. During 2004, a subsea trial of CameronDC, simulating a 20-year operating window, was conducted near the BP Magnus platform, followed by a thorough system inspection. BP and certain other operators have expressed interest in, and are evaluating possible applications for, the CameronDC system. One of these operators has engaged Cameron's engineering staff to perform the upfront system design work on a paid basis for possible installation in an existing field in 2006.

Also in 2004, Cameron introduced a simpler version of its CAMTROL subsea control system for single-well developments, and has already received an order for a Gulf of Mexico installation, confirming the practical application of CAMTROL in smaller developments of one to four wells. Additionally, a new state-of-the-art subsea hyperbaric test chamber, rated to 4,000-meter water depths, was installed in Celle, Germany to facilitate testing SCMs at pressures experienced in deepwater subsea fields. This test facility will aid Cameron in further improving the system reliability and availability of its control systems.

In 2005, Cameron will launch the third generation of its CAMTROL subsea control module, which will combine new electronics, lower power demand, a DC power option and fiber optic communications to further increase reliability and enable extended offset developments and high bandwidth intelligent completions. CAMTROL systems have performed well and been readily accepted by operators for a wide range of applications. The Tahiti project marks the 20th award for Cameron's subsea production control system since the 1997 product line launch, and will include its 200th SCM.

Cameron Willis

Cameron Willis' products include chokes and actuators for the surface and subsea production markets. Such products are key components in the surface and subsea Christmas trees provided by Cameron and other tree manufacturers. Cameron Willis was originally created in order to supply chokes to Cameron (and other tree providers) and to leverage off opportunities for manufacturing consolidation, technology improvement and product cost reductions. Today, Cameron Willis is also the primary actuator manufacturer for all of Cameron's surface, subsea and drilling applications.

During 2004, Cameron Willis continued to introduce new products, including a subsea electric actuator and choke that are critical to the CameronDC subsea production system's increased reliability and availability. A lower-cost surface hydraulic actuator, also launched in 2004, has allowed Cameron Willis to further penetrate the surface safety system markets in the Middle East and Asia.

Cameron Willis has provided 15,000-psi chokes for high-profile HP/HT subsea field developments, including Statoil's Kristen field. Additionally, Cameron Willis secured an order to supply subsea chokes for another tree manufacturer's system in Norsk Hydro's Ormen Lange field in the North Sea, with initial deliveries made in 2004 and the remainder slated for 2005. The chokes will be the world's largest-bore subsea chokes and reflect the increasing need for such equipment to accommodate subsea wells with extremely high flow rates.

Also during 2004, Cameron Willis continued its marketing of Cameron's subsea connectors to installation contractors for use in joining in-field wells and manifolds to transmission pipelines and was successful in booking a sizable stand-alone order in the Gulf of Mexico.

Greater production demands from increased bookings for Cameron Willis products have generated the need for a plant expansion at the Longford, Ireland facility. Begun in 2004, the expansion is expected to be complete in mid-2005 and will increase manufacturing capacity by approximately 20 percent. Cameron Willis is also benefiting from an associated new employment grant that was awarded by the Irish Development Agency in the third quarter of 2004. The global market for subsea chokes is expected to continue to grow in 2005 as more deepwater projects are developed.

Petreco

Petreco International, acquired in February 2004, produces highly engineered equipment, systems and services for oil, gas, water and solids separation. Petreco provides fully integrated systems and individual components to operators in oil- and gas-producing regions worldwide, and added to its product offerings with the July 2004 purchase of Unicel, Inc. Petreco's products are sold to contractors and to end-users for both onshore and offshore applications, with more than half of its revenues coming from offshore projects.

Deliveries during 2004 included a new dual-cell flotation system, now accepted as an industry standard, for a ChevronTexaco project in the Gulf of Mexico; a major gas dehydration system for Tengizchevroil, the partnership developing Kazakhstan's Tengiz Field; water-treating equipment for the ACG field in Azerbaijan; and additional installations of water-treating equipment for Nexen in its Yemen developments.

In 2004, Petreco received the largest order in its history, worth approximately $20 million, to supply gas dehydration equipment in Bahrain, and also received the gas dehydration equipment order for the Ormen Lange project in Norway. Other significant 2004 bookings included several orders for oil, water and gas processing equipment for Petrobras, continuing a long-term relationship with this major Brazilian operator; water-treating equipment to be used in Steam-Assisted Gravity Drain (SAGD) projects in Canada, where Petreco's business more than doubled during the year; and an order for the world's largest MEG reclamation unit, resulting from a license agreement related to Petreco's gas processing technology. This system, which will purify, reclaim and regenerate ethylene glycol used in separating water from gas, will be installed in the Gulf of Mexico.

In total, Petreco's bookings were up more than eight percent in 2004, driven by orders slated for North America and the Middle East, while orders for Africa and the Former Soviet Union markets declined from a year ago. At year-end 2004, Petreco's backlog was the highest in its history.

Over the next several years, Cameron plans to pursue the application of Petreco's technology, currently used in land or surface installations, to subsea systems. As the industry moves into greater water depths and increases the use of subsea production equipment, transferring separation and processing to the sea floor should provide meaningful cost savings for operators.









Aftermarket



CAMSERV™, Cameron's focused aftermarket program, combines traditional aftermarket services and products, such as equipment maintenance and reconditioning, with Cameron's information technology toolset. CAMSERV is designed to provide flexible, cost-effective solutions to customer aftermarket needs throughout the world via more than 60 strategically located facilities.

Cameron recently completed the first phase of its new Onne Port Service Center in Nigeria, and has consolidated the aftermarket support operations for Cameron's surface equipment business from Port Harcourt into the new Onne Port location. The final construction phase of this facility will be completed in early 2005, when the full service workshop will be commissioned. At that time, Onne Port will become a sister facility to Cameron's Luanda, Angola operation, providing support for both surface and subsea equipment. As of early 2005, the Onne Port facility was performing pre-deployment testing for ExxonMobil's Erha project. Cameron's Angola and Nigeria operations provide services for subsea systems in West Africa via comprehensive CAMSERV agreements with customers. These multi-year contracts provide field service technicians, maintenance and repair programs, asset management and coordination services for activities on a life-of-field basis.



Cameron's presence in virtually every oil and gas-producing region around the world, combined with its substantial market shares in new equipment sales, should ensure that Cameron maintains its position as the worldwide leader in the industry for aftermarket services and support.

During 2004, Cameron signed a major CAMSERV contract with BP through the aftermarket facility in Baku, Azerbaijan. The contract provides for life-of-field services for BP's five platforms in Azerbaijan, as well as a subsea development. In addition, Cameron's support and sustainable development efforts were recognized by BP, with Cameron named as "Best in Local Content" of all of BP's suppliers in Azerbaijan.

Finally, Cameron further increased its penetration of the China BOP market by signing a long-term contract to repair BOPs for PetroChina, the domestic arm of China National Petroleum Corporation.

Cameron's presence in virtually every oil and gas-producing region around the world, combined with its substantial market shares in new equipment sales, should ensure that Cameron maintains its position as the worldwide leader in the industry for aftermarket services and support.




COOPER CAMERON
VALVES



Cooper Cameron Valves (CCV) is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Equipment used in these environments is generally required to meet demanding standards, including API 6D and the American National Standards Institute (ANSI).

Products – Gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block & bleed valves, plug valves, globe valves, check valves, actuators, chokes, and aftermarket parts and services.

Customers – Oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies.

STATISTICAL/OPERATING HIGHLIGHTS

($ millions)

	2004	2003	2002
Revenues	$ 350.1	$ 307.0	$ 273.5
EBITDA	50.0	46.4	47.4
EBITDA (as a percent of revenues)	14.3%	15.1%	17.3%
Capital expenditures	13.7	9.7	9.3
Orders	365.7	324.0	258.4
Backlog (as of year-end)	122.9	72.4	56.1







Financial Overview





CCV's revenues were $350.1 million for the year, up 14 percent from 2003's $307.0 million. EBITDA was $50.0 million, up eight percent from $46.4 million the previous year. Orders were up from $324.0 million in 2003 to $365.7 million in 2004, an increase of nearly 13 percent. The year-over-year increases in orders and revenues reflect growth in each of CCV's segments: Engineered Products (particularly in Asia), Distributed Products and Aftermarket Services. A late 2004 acquisition added approximately $8 million to CCV's revenues for the month of December, and added approximately $40 million to year-end backlog. The acquisition is expected to be modestly additive to earnings during 2005, with further improvement in 2006 as the businesses are combined.





Acquisition of valve manufacturing businesses

In late 2004, Cooper Cameron closed on the acquisition of several valve manufacturing businesses from another company. Approximately 80 percent of the businesses and facilities acquired have been combined with CCV's operations, with the remainder becoming part of the Cameron division. The new CCV operations include General Valve; PCC Ball Valves, located in Milan, Italy; TBV specialty valves, in Millbury, Massachusetts; and AOP Industries, in Moore, Oklahoma.

Distributed Products

Distributed Products valves are sold through distributor networks, primarily in North America, for use in oilfield applications and include the widely recognized W-K-M®, Demco®, Nutron® and Thornhill Craver® brands. New brand offerings resulting from the late 2004 acquisition include TBV high-end ball valves, noted for their reliability in severe service and cryogenic applications; Techno™ check valves and AOP™ oilfield products.

During 2004, CCV completed its previously announced consolidation of five Canadian facilities into one location, as well as an internal restructuring of the Oklahoma City plant. These efforts have resulted in new, more efficient manufacturing processes, lowered CCV's operating costs and improved throughput.

The Distributed Products group's extensive warehouse network was a key factor in CCV's capturing a significant number of small- to medium-sized projects in a year when there was very little major project business awarded. Distributed Products expects to compete successfully for larger-scale projects that are anticipated in the future.

Increased cash flows at most oil and gas companies, combined with continued growth in energy demand, is likely to keep domestic rig count at a reasonable level during 2005. Orders and revenues in the Distributed Products group generally follow rig count in the North American market.

Engineered Products

The Engineered Products group provides large-diameter ball valves used in natural gas transmission lines, as well as valves sold into refinery, petrochemical and industrial process applications. Major project awards, especially in the international arena, are an important contributor to this business. The acquisition of the General Valve® product line, including the TwinSeal™ brand plug valve, gives Engineered Products a third market leader in its portfolio, complementing the Cameron® and Orbit® valve businesses.





Increased orders and revenues in the Cameron ball valve group were driven by pipeline projects in the Asian market, particularly in China, India and the Middle East, in addition to added business from an alliance with a leading independent oil company in North America. During 2005, CCV will expand its customer offerings by adding a complete line of bolted-body ball valves, in a variety of trims and sizes, to the current line of Cameron fully-welded ball valves.

The Orbit brand is considered to be the world's most advanced rising-stem ball valve line. Its high reliability and zero-leak characteristics make it well-suited for liquefied natural gas (LNG) applications, and there are numerous LNG projects around the world in various stages of planning, development, construction or expansion. CCV continues to book orders for such LNG facilities, as well as for midstream and downstream process industries, including refining and petrochemicals. Ongoing declines in North American natural gas supplies, forecasts for growing gas demand, and continued strength in gas prices are expected to support long-term expansion in the LNG market, and CCV expects to participate in this long-term growth.

Continued growth in international energy markets, including Europe, South America, the Middle East and Asia, is expected to drive continued demand for the equipment and services offered by Engineered Products. This strength, along with the added revenues from the valve businesses acquired in late 2004, should lead to increased revenues and profits in this group during 2005.

Aftermarket Services

CCV's Aftermarket Services group provides customers with a variety of services, including OEM parts, repair, field service, asset management and remanufactured product. Two new international locations were added during 2004, one of them through an acquisition, increasing CCV's worldwide locations to a total of 17. Revenues in the aftermarket business increased by approximately 20 percent during 2004, primarily through organic growth in both the U.S. and international markets.

A key factor contributing to aftermarket businesses is having an installed base of equipment that has a long product life and will support long-term demand for replacement parts. The addition of the General Valve product line provides the Aftermarket Services segment with a significant addition to CCV's base of original equipment installations.



COOPER
COMPRESSION





	2004	2003	2002
Revenues	$ 339.9	$ 308.8	$ 345.9
EBITDA	41.5	27.5	10.7
EBITDA (as a percent of revenues)	12.2%	8.9%	3.1%
Capital expenditures	6.8	7.2	9.7
Orders	369.3	340.2	325.0
Backlog (as of year-end)	124.2	102.4	75.9




02 03 04


02 03 04
EBITDA
($ millions)


02 03 04
Orders
($ millions)


02 03 04
Backlog
(at year-end, $ millions)



Financial Overview



Cooper Compression's revenues totaled $339.4 million during 2004, up about 10 percent from $308.8 million in 2003. EBITDA was $41.5 million, up 51 percent from $27.5 million in 2003. EBITDA as a percent of revenues was 12.2 percent, compared with 8.9 percent during 2003. Orders totaled $369.3 million, up nine percent from 2003's $340.2 million, reflecting the strength of international markets in Europe and Asia for centrifugal products, and in Mexico for reciprocating aftermarket products.



RECIPROCATING TECHNOLOGY

Cooper Compression is a leading provider of reciprocating compression equipment and related aftermarket parts and services for the energy industry. Its products and services are marketed under the Ajax®, Superior®, Cooper-Bessemer®, Penn™, Enterprise™, Texcentric®, Compression Specialties™ and Turbine Specialties™ brand names. Cooper Compression provides global support for its products and maintains sales and/or service offices in key international locations.

Products – Aftermarket parts and services, integral engine-compressors, separable compressors and turbochargers.

Customers – Gas transmission companies, compression leasing companies, oil and gas producers and processors and independent power producers.

Reciprocating aftermarket initiatives

Approximately 85 percent of Cooper Compression's reciprocating business revenues are generated by aftermarket parts and services through its worldwide infrastructure. The Company's aftermarket strategy is to provide customers with cost-effective products and services that support the operation of the large base of reciprocating compression equipment installed worldwide. One of the cornerstones of this strategy is the development of business alliances with select customers. This approach has proven to be consistent with customers' desires to reduce their vendor population and align themselves with strong partners who can provide broad capabilities and expertise. This emphasis will continue in 2005.

Additional strategies to improve market opportunities with the aftermarket customer base include: increasing customer alliances (both number and product offerings within), bundling repair capabilities, increasing parts availability through expanded vendor consignment agreements, and realignment of the sales force to better meet market and customer demands. Focus in the production markets will include adding additional contract maintenance agreements, thus "locking up" parts and services for contracting customers.

Reciprocating compressor market



Within the reciprocating new unit market, success in selling separable compressors is largely tied to the effectiveness of the distribution channels. During 2004, these channels to market were reworked, with new ones added and marginally effective ones discontinued. Further refinements to reciprocating unit market channels are planned for 2005, with key emphasis on adding packagers that are committed to Cooper Compression products. Additional emphasis and selling effort will also be placed on the end-users to encourage more "pull-through" sales activity.



Ajax integral compressors had a lackluster year in 2004, due largely to the deferral of major projects in Mexico and Pakistan. Some recovery is expected in 2005, driven by activity in China, Mexico, Egypt and the U.S. Additionally, new product introductions featuring CleanBurn™ technology should support market share gain in the U.S.

A key to success in 2005 will be the ability to reduce the costs of reciprocating unit products in order to permit selective price reductions to maintain and grow market share.

Superior compressors performed in line with internal expectations in 2004 and gained momentum, picking up market share against the other major player in this market. New products and improved results from the packager network were the primary drivers of order growth in 2004, while the international markets—particularly China, India, Colombia and Egypt—are expected to provide opportunities in 2005.

During 2004, experienced reciprocating sales leadership was added to the Ajax and Superior product lines, increasing the effectiveness of the relationship selling that is conducted in this competitive market. A key to success in 2005 will be the ability to reduce the costs of reciprocating unit products in order to permit selective price reductions to maintain and grow market share. Today, small horsepower products are at some cost disadvantage to screw compressors and 1800 rpm separable machines. Cooper Compression has undertaken a low-cost country sourcing initiative in an effort to address pricing issues and enhance returns.











2005 Outlook – Reciprocating

Cooper Compression's reciprocating products business depends on natural gas compression needs and global manufacturing activity. The mid-term outlook for the gas compression industry appears positive, as demand for natural gas is projected to outpace supply. High gas prices are also encouraging development of reserves, creating compression and aftermarket needs. Near-term forecasts for industry activity are moderately attractive in the U.S., but strong internationally, especially in the Asia/Pacific region. The gas compression market for new equipment is currently experiencing a recovery in both new unit and aftermarket orders, which began in the fourth quarter of 2002. Forecasts of U.S. natural gas prices indicate a near-term drop from recent levels, unless an unseasonably cold winter puts pressure on gas inventories. Global E&P spending is expected to increase in 2005, and there should be a reasonable trickle-down effect on gas compression and aftermarket businesses.





CENTRIFUGAL TECHNOLOGY

Cooper Compression manufactures and supplies integrally geared centrifugal compressors to customers worldwide. Centrifugal air compressors, used primarily in manufacturing processes, are sold under the trade name of Turbo Air®, with specific models including the TA-2000, TAC-2000, TA-3000 and TA-6000. Cooper Compression engineered compressors are used in the process air and gas industries and are identified by the trade names of TA™ and MSG®.

Products – Integrally geared centrifugal compressors, compressor systems and controls. Complete aftermarket services including spare parts, technical services, repairs, overhauls and upgrades.

Customers – Petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

Global markets remain strong

Centrifugal unit business in 2004 was again dominated by international activity, led by strong bookings in China and Europe. While the weak U.S. dollar provided some opportunity for sales into Europe, growth in this business came from new products (TA6000 and turnkey capabilities); new markets, including process gas, PET (used in manufacturing plastic containers) and cryogenics; and new customers in Indonesia, China, Turkey and Pakistan.



Following a record bookings year in 2004, continued moderate growth is forecasted for 2005. Incremental volume is anticipated from growth of the international sales organization, especially in Asia/Pacific; an expanded distributorship base in Europe; new product introductions for both plant air and engineered new units; and new markets (fuel gas boosting, PET and CNG). Additionally, Cooper Compression plans to both grow share and improve earnings through improved sourcing and new channels to market in Asia/Pacific markets.

Centrifugal aftermarket growth is expected to continue. Programs that have been successful in the mature reciprocating market, such as alliances, unit exchanges, e-business and repair services, will be expanded to include centrifugal product end-users in an effort to increase market share in these higher-margin businesses. Excellent growth in these areas contributed to a record year in 2004 for the centrifugal aftermarket business.

2005 Outlook – Centrifugal

Centrifugal product opportunities are driven primarily by global manufacturing activity. Regional and country-specific manufacturing growth is closely tied to economic performance. Globally, the economic outlook for the coming year appears favorable. Markets such as China, Taiwan, Turkey, India, South Korea, Brazil and the U.S. are strategically important to Cooper Compression and offer opportunity in 2005.

Asia represents a significant opportunity in 2005. GDP growth is forecasted to be in the 7 to 9 percent range for China in 2005. China is specifically targeted through both expansion of the existing channel to market and a major program to source in-country product to sell within China. Plans are to increase the employee and facility base within the country. Indonesia, Asia and Thailand also offer opportunity, yet may have been slowed by the economic fallout of the tsunami devastation.

The major European economies are projected to experience moderate growth in 2005. The United Kingdom, Germany and Italy all experienced flat to declining industrial production and capacity utilization through 2004, and are projecting only marginal GDP growth in the near future. Any increase in Cooper Compression's European industrial compressor sales will require gains in market share by the Company's strong European organization.

New product emphasis

During late 2003, Cooper Compression launched a new product development organization to better focus the Company's product development activities. Utilizing "voice of the customer" methodology within Six Sigma, the company has been able to develop an expanded suite of compression products. These products, and those planned for 2005, are being marketed, engineered and built in the Buffalo, Houston and Oklahoma City facilities, and contributed to gains in new orders during 2004. The coming year should be impacted even more by new product offerings, where the new products will be designed to provide customers with greater efficiency, emissions reduction and improved costs per horsepower or per flow capacity.



Management's Discussion and Analysis of Results of Operations and Financial Condition of Cooper Cameron Corporation

The following discussion of Cooper Cameron Corporation's (the Company or Cooper Cameron) historical results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

Overview

The Company's operations are organized into three business segments — Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world's leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. Cameron's products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Cameron's products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling risers and aftermarket parts and services. Cameron's customers include oil and gas majors, independent producers, engineering and construction companies, drilling contractors, oilfield rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV's products include gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. CCV's customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. Based upon the amount of equipment installed worldwide and available industry data, Cooper Compression is a leading provider of compression equipment and related aftermarket parts and services. The Company's compression equipment is used throughout the energy industry by gas transmission companies, compression leasing companies, oil and gas producers, independent power producers and a variety of other industries around the world.

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis and elsewhere in this report, may include forward-looking statements regarding the Company's future revenues and earnings, cash generated from operations and capital expenditures, as well as expectations regarding rig activity, oil and gas demand and pricing and order activity, made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; the Company's ability to successfully execute large subsea projects it has been awarded; changes in the price of and demand for oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; prices of raw materials; fluctuations in currency and financial markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices have historically affected customers' spending levels and their related purchases of the Company's products and services; however, recently there has been less linkage between commodity prices and spending. Additionally, the Company may change its cost structure, staffing or spending levels due to changes in oil and gas price expectations and the Company's judgment of how such changes might affect customers' spending, which may impact the Company's financial results. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public indication of such changes unless required under applicable disclosure rules and regulations.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to warranty obligations, bad debts, inventories, intangible assets, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Critical Accounting Policies

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company's Audit Committee of the Board of Directors.

Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable, and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. Approximately 15% of the Company's revenue for the year ended December 31, 2004 was recognized under SOP 81-1.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

Inventories — The Company's aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. During 2004 and 2003, the Company reduced its LIFO inventory levels. These reductions resulted in a liquidation of certain low-cost inventory layers. As a result, the Company recorded non-cash LIFO income of $9.7 million and $15.9 million for the years ended December 31, 2004 and 2003, respectively. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2004, the Company revised its estimate of realizable value on certain of its excess inventory. The impact of this revision was to increase the required reserve as of December 31, 2004 by $6.5 million. If future conditions cause a reduction in the Company's current estimate of realizable value, additional provisions may be required.

Product Warranty — The Company provides for the estimated cost of product warranties at the time of sale based upon historical experience, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, revisions to the estimated warranty liability would be required. See Note 7 of the Notes to Consolidated Financial Statements for additional details surrounding the Company's warranty accruals.

Contingencies — The Company accrues for costs relating to litigation, claims and other contingent matters, including tax contingencies and liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to income in the period when final determination is made.

Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized, considering future taxable income and ongoing prudent and feasible tax planning strategies. As of December 31, 2004, the Company had a net operating loss carryforward for U.S. tax purposes of approximately $294.0 million, which does not begin to expire until 2020. Currently, the Company believes it is more likely than not that it will generate sufficient future taxable income to fully utilize this net operating loss carryforward. Accordingly, the Company has not recorded a valuation allowance against this net operating loss carryforward. In the event the oil and gas exploration activity in the United States deteriorates over an extended period of time, the Company may determine that it would not be able to fully realize this deferred tax asset in the future. Should this occur, a valuation allowance against this deferred tax asset would be charged to income in the period such determination was made.

Goodwill — The Company reviews the carrying value of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. For the 2004 and 2003 evaluations, the fair value was determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. Based upon the Company's evaluations for 2004 and 2003, no impairment of goodwill was required. However, should the Company's estimate of the fair value of any of its reporting units decline dramatically in future periods, an impairment of goodwill could be required.

Pension Accounting — The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (SFAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. See Note 8 of the Notes to Consolidated Financial Statements for the amounts of pension expense included in the Company's Results of Operations and the Company's contributions to the pension plans for the years ended December 31, 2004, 2003 and 2002, as well as the unrecognized net loss at December 31, 2004 and 2003.

The assumptions used in calculating the pension amounts recognized in the Company's financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company bases the discount rate assumptions on investment yields available at the measurement date on an index of long-term, AA-rated corporate bonds. The Company's inflation assumption is based on an evaluation of external market indicators. The expected rate of return on plan assets reflects asset allocations, investment strategy and the views of various investment professionals. Retirement and mortality rates are based primarily on actual plan experience. In accordance with SFAS 87, actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense.

A significant reason for the increase in pension expense in 2004 and 2003 results from the difference between the actual and assumed rates of return on plan assets. During 2001 and 2002, the Company's pension assets earned substantially less than the assumed rate of return in those years. In accordance with SFAS 87, the difference between the actual and assumed rate of return is being amortized over the estimated average period to retirement of the individuals in the plans. In 2003, and again in 2004, the Company lowered the assumed rate of return for the assets in these plans. The plans earned significantly more than the assumed rates of return in 2003 and slightly less than the assumed rate of return in 2004.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ended December 31, 2005, and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2004 for the Company's pension plans:

(dollars in millions)	**Impact on 2005 Pre-tax Pension Expense**	**Impact on PBO at December 31, 2004**
Change in Assumption:		
25 basis point decrease in discount rate	$ 1.3	$ 14.6
25 basis point increase in discount rate	$ (1.2)	$ (14.4)
25 basis point decrease in expected return on assets	$ 1.0	
25 basis point increase in expected return on assets	$ (1.0)	

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,		
	2004	**2003**	**2002**
Revenues	**100.0%**	100.0%	100.0%
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization)	**74.5**	72.3	71.7
Selling and administrative expenses	**14.3**	17.7	17.8
Depreciation and amortization	**3.9**	5.1	5.1
Non-cash write-down of technology investment	**0.2**	—	—
Interest income	**(0.2)**	(0.3)	(0.6)
Interest expense	**0.9**	0.5	0.5
Total costs and expenses	**93.6**	95.3	94.5
Income before income taxes and cumulative effect of accounting change	**6.4**	4.7	5.5
Income tax provision	**(1.9)**	(1.2)	(1.6)
Income before cumulative effect of accounting change	**4.5**	3.5	3.9
Cumulative effect of accounting change	—	0.7	—
Net income	**4.5%**	4.2%	3.9%

Results of Operations

2004 Compared to 2003

The Company had net income of $94.4 million, or $1.75 per diluted share, for the twelve months ended December 31, 2004 compared with $69.4 million, or $1.25 per diluted share in 2003. The results for 2004 include pre-tax charges of (i) $3.8 million related to the non-cash write-down of a technology investment, (ii) $6.8 million related to the non-cash write-off of debt issuance costs associated with retired debt and (iii) $6.1 million of severance costs, primarily related to a workforce reduction program at the Cameron division. The results for 2003 included pre-tax charges aggregating $14.6 million related to plant closing, business realignment and other related costs (see Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges). The results for 2003 also include a $12.2 million after-tax gain resulting from the cumulative effect of adopting Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). See Note 1 of the Notes to Consolidated Financial Statements for further discussion.

Revenues

Revenues for 2004 totaled $2.093 billion, an increase of 28.1% from 2003 revenues of $1.634 billion. Revenues increased in each of the Company's segments with increased subsea deliveries and the acquisition of Petreco International Inc. (Petreco) representing over 17% of the total increase.

Cameron's revenues for 2004 totaled $1.403 billion, an increase of 37.7% from 2003 revenues of $1.019 billion. The acquisition of Petreco during the first quarter of 2004 and movement in foreign currencies accounted for $114.5 million and $39.8 million, respectively, of the increase in Cameron's revenues. Revenues in the drilling market increased 26.0%, revenues in the subsea market increased 53.4% and revenues in the surface market increased 7.4%. The increase in drilling revenues was primarily attributable to two large project deliveries in the Asia Pacific/Middle East Region and one large project delivery in the Gulf of Mexico. The increase in subsea revenues was primarily attributable to the completion of units associated with the large subsea orders awarded during 2003 and 2002, primarily related to projects located offshore Africa and Eastern Canada. The increase in surface revenues was primarily the result of increased activity levels in the U.S., Canada and Latin America, as well as movements in foreign currencies.

CCV's revenues for 2004 totaled $350.1 million, an increase of 14.0% from 2003 revenues of $307.0 million. The increase in revenues was attributable to a 7.0% increase in the distributed products line, primarily as a result of increased activity levels in the U.S. and Canada as well as movements in foreign currencies. Sales in the engineered products line increased 23.7%, primarily reflecting increased pipeline ball valve shipments, both domestically and internationally, principally to the Far East.

Cooper Compression's revenues for 2004 totaled $339.9 million, an increase of 10.1% from 2003 revenues of $308.8 million. The increase in revenues was attributable to a 26.2% increase in sales in the air compression market, primarily as a result of increased demand from international markets, principally the Far East. Sales in the gas compression market increased 2.0%, primarily reflecting increased aftermarket shipments partially offset by weakness in new unit shipments as a result of a slow-down in project work in the Latin American market.

Cost and Expenses

Gross margin (exclusive of depreciation and amortization) for 2004 was $532.6 million, an increase of 17.6% from 2003 gross margin of $452.7 million. Gross margin as a percentage of revenue for 2004 was 25.4% as compared to 27.7% for 2003.

Cameron's gross margin percentage for 2004 was 23.4% as compared to 25.5% for 2003. The decrease in the gross margin percentage is primarily attributable to (i) the delivery of lower-margin large project work in the drilling product line, which decreased the overall gross margin percentage by 0.8%, (ii) lower margins in the subsea product line primarily resulting from increased deliveries of lower-margin third-party supplied equipment, which decreased the overall margin percentage by 0.3%, (iii) increased subsea project revenues, which typically carry a lower gross margin percentage as compared to Cameron's traditional surface business (which decreased the overall gross margin percentage by approximately 1.0%) and (iv) the impact of the inclusion of Petreco sales, which typically carry lower margins as compared to Cameron's traditional surface business (which lowered the overall gross margin percentage by 1.1%) partially offset by the application of relatively fixed manufacturing overhead to a higher revenue base, which increased the gross margin percentage by 1.3%.

CCV's gross margin percentage for 2004 was 30.1% as compared to 30.6% for 2003. The decrease in the gross margin percentage is primarily due to increased manufacturing costs, primarily related to raw material price increases, and higher commission costs on international sales of engineered products.

Cooper Compression's gross margin percentage for 2004 was 29.0% as compared to 32.2% for 2003. The decrease in the gross margin percentage is primarily due to (i) a reduction in the amount of non-cash LIFO income recorded, which decreased the overall gross margin percentage by 2.3% and (ii) increased warranty costs attributable to higher sales of engineered air compression units, which decreased the overall gross margin percentage by 0.8%.

Selling and administrative expenses for 2004 were $300.1 million, an increase of $11.5 million from $288.6 million for 2003. The increase in selling and administrative expenses resulted primarily from (i) $13.2 million resulting from the acquisition of Petreco and certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp. (the PCC Acquisition), (ii) $6.1 million of severance discussed below, (iii) a $13.8 million increase in incentive compensation costs and (iv) $6.0 million associated with movements in foreign currencies, partially offset by (i) the absence of the $14.6 million of charges, discussed below, which were recorded during 2003, (ii) an $8.1 million reduction in selling and administrative expenses in the Compression segment resulting from the various restructuring activities over the past two years and (iii) various other decreases.

Included within selling and administrative expenses for 2004 were charges of $6.1 million of severance costs primarily related to a workforce reduction program at the Cameron division. Included in selling and administrative expenses for 2003 were charges of $14.6 million comprised of (i) $6.2 million for employee severance at Cameron and Cooper Compression, (ii) $1.2 million of costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4.7 million related to the Company's unsuccessful efforts to acquire a certain oil service business, (iv) $1.0 million related to the Company's international tax restructuring activities, which were begun in 2002, and (v) $1.5 million related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition.

Depreciation and amortization expense for 2004 was $82.8 million, a decrease of $0.8 million from $83.6 million for 2003. The decrease in depreciation and amortization expense was primarily attributable to assets becoming fully depreciated, which lowered depreciation and amortization expense by $7.4 million, partially offset by (i) depreciation associated with capital additions, which increased depreciation expense by $2.5 million, (ii) depreciation and amortization on assets acquired in the Petreco and PCC acquisitions, which increased depreciation and amortization expense by approximately $2.3 million and (iii) movement in foreign currencies, which increased depreciation and amortization expense by approximately $1.9 million.

Interest income for 2004 was $4.9 million as compared to $5.2 million in 2003. The decline in interest income was attributable to lower cash balances resulting primarily from treasury stock purchases and acquisitions.

Interest expense for 2004 was $17.7 million, an increase of $9.6 million from $8.2 million in 2003. The increase in interest expense primarily results from (i) $6.8 million of accelerated amortization of debt issuance costs associated with the early retirement of the Company's zero-coupon convertible debentures due 2021 (the Zero-Coupon Convertible Debentures) and $184.3 million of the Company's 1.75% convertible debentures due 2021 (the 1.75% Convertible Debentures) and (ii) incremental interest associated with the $200.0 million of senior notes due 2007 (the Senior Notes), which were issued in March 2004.

The $12.2 million cumulative effect of an accounting change recognized during 2003 reflects the impact of adopting SFAS 150 (see Note 1 of the Notes to Consolidated Financial Statements). There was no tax expense associated with this item as the gain is not taxable.

The income tax provision was $38.5 million in 2004 as compared to $20.4 million in 2003. The effective tax rate for 2004 was 29.0% as compared to 26.2% in 2003. The increase in the effective tax rate reflects a shift in 2004 earnings to higher tax rate jurisdictions as compared to 2003.

Orders and Backlog

Orders were as follows (in millions):

	Year Ended December 31,		
	2004	2003	Increase
Cameron	$ 1,274.4	$ 1,082.4	$ 192.0
CCV	365.7	324.0	41.7
Cooper Compression	369.3	340.2	29.1
	$ 2,009.4	$ 1,746.6	$ 262.8

Orders for 2004 were $2.009 billion, an increase of 15.0% from $1.747 billion in 2003. Cameron's orders for 2004 were $1.274 billion, an increase of 17.7% from 2003 orders of $1.082 billion. The acquisition of Petreco during the first quarter of 2004 resulted in a $135.8 million increase in orders and movement in foreign currencies caused a $29.8 million increase in orders. Drilling orders decreased 5.9%, subsea orders increased 8.4%, and surface orders increased 7.4% for the year ended December 31, 2004. The decrease in drilling orders reflects a reduction in large project awards during 2004. The increase in subsea orders reflects a large project award in the Gulf of Mexico and increased awards in Brazil as well as movements in foreign currencies. The increase in surface orders primarily reflects increased activity levels in the U.S., Canada and Latin America, as well as movements in foreign currencies.

CCV's orders for 2004 were $365.7 million, an increase of 12.9% from 2003 orders of $324.0 million. The increase in orders was attributable to a 6.2% increase in the distributed products line and a 17.9% increase in the engineered products line. The increase in the distributed products line reflects increased activity levels in North America as well as movements in foreign currencies. The increase in the engineered products line primarily reflects strength in the pipeline ball valve market, both domestically and internationally.

Cooper Compression's orders for 2004 were $369.3 million, an increase of 8.6% from 2003 orders of $340.2 million. The increase in orders was attributable to a 25.4% increase in the air compression market due primarily to continued strength in the international markets, primarily the Far East. Orders in the gas compression market decreased 1.8% and primarily reflected a slow-down in project work in the Latin American market.

Backlog was as follows (in millions):

	December 31,		Increase
	2004	2003	(Decrease)
Cameron	$ 752.9	$ 771.8	$ (18.9)
CCV	122.9	72.4	50.5
Cooper Compression	124.2	102.4	21.8
	$ 1,000.0	$ 946.6	$ 53.4

Cameron's backlog at December 31, 2004 included $133.1 million associated with Petreco, which was acquired in early 2004. Backlog at December 31, 2004 also included $50.2 million associated with the PCC entities acquired during the fourth quarter of 2004, which is primarily included in CCV's backlog.

2003 Compared to 2002

The Company had net income of $69.4 million, or $1.25 per diluted share, for the twelve months ended December 31, 2003 compared with $60.5 million, or $1.10 per diluted share in 2002. The results for 2003 and 2002 included pre-tax charges of $14.6 million and $33.3 million, respectively, related to plant closing, business realignment and other related costs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges. The results for 2003 also include a $12.2 million after-tax gain resulting from the cumulative effect of adopting SFAS 150. See Note 1 of the Notes to Consolidated Financial Statements for further discussion.

Revenues

Revenues for 2003 totaled $1.634 billion, an increase of 6.3% from 2002 revenues of $1.538 billion. Increased subsea deliveries in Cameron and the incremental revenue associated with the acquisition of a Canadian valve manufacturer in December 2002 more than offset continued weak market conditions in the domestic natural gas compression and transmission markets, which negatively impacted sales in the Cooper Compression division.

Cameron's revenues for 2003 totaled $1.019 billion, an increase of 10.9% from 2002 revenues of $918.7 million. Movement in foreign currencies caused a $32.4 million increase in revenues. Revenues in the subsea market increased 26.5%, revenues in the surface markets increased 1.8% and revenues in the drilling market increased 12.4%. The increase in subsea revenues was attributable to deliveries associated with the large subsea orders received during 2002, primarily related to projects located offshore Africa and eastern Canada. The increase in drilling revenues was primarily attributable to increased deliveries to customers located in the former Soviet Union.

CCV's revenues for 2003 totaled $307.1 million, an increase of 12.3% from 2002 revenues of $273.5 million. Revenues increased 61.2% in the distributed products line, revenues in the engineered products line decreased 12.4%, and revenues in the aftermarket product line increased 9.6%. The vast majority of the revenue increase in the distributed products line was attributable to the acquisition of a Canadian valve manufacturer in December 2002. The decrease in revenues in the engineered products line was attributable to the downturn in North American pipeline project activity, which began in 2002. The increase in the aftermarket product line was primarily attributable to new locations that were opened during 2003.

Cooper Compression's revenues for 2003 totaled $308.8 million, a decrease of 10.7% from 2002 revenues of $345.9 million. Aftermarket and new unit sales in the gas compression market decreased approximately 21% and 15%, respectively. The decrease in revenues in the gas compression market was attributable primarily to a lack of demand in the U.S. market resulting from, among other things, the financial difficulties that Cooper Compression's customers experienced throughout the year, consolidation of the Company's customer base and a lack of significant development projects that would require Cooper Compression's equipment. In the air compression portion of Cooper Compression's business, new unit sales increased 27.2%, while aftermarket revenue decreased 12.7%. The increase in new unit sales in the air compression business was attributable primarily to greater demand in the Asian markets. The decrease in aftermarket sales was attributable primarily to a change in mix from engineered units to plant air units, which do not carry the same level of aftermarket business as engineered units.

Cost and Expenses

Gross margin (exclusive of depreciation and amortization) for 2003 was $452.7 million, an increase of 3.9% from 2002 gross margin of $435.6 million. Gross margin as a percentage of revenue for 2003 was 27.7% as compared to 28.3% for 2002. Included in cost of sales for 2003 was $16.2 million of increased costs in Cameron's subsea business and $15.9 million of non-cash LIFO income, primarily associated with the liquidation of certain low-cost LIFO inventory layers in Cooper Compression. Included in cost of sales in 2002 was $11.2 million related to an inventory write-down in Cooper Compression associated with facility closures.

Cameron's gross margin percentage for 2003 was 25.5% as compared to 28.0% for 2002. The decrease in the gross margin percentage resulted primarily from $16.2 million of increased costs in Cameron's subsea business related to increased scope changes, cost overruns and estimated liquidated damages that could be assessed by Cameron's customers (which decreased the overall gross margin by 1.6%), as well as an overall increase in subsea revenues, which typically carry a lower margin percentage as compared to Cameron's traditional surface products.

CCV's gross margin percentage for 2003 was 30.6% as compared to 30.5% for 2002. The increase in the gross margin percentage was attributable to higher margins associated with the sales resulting from the acquisition of a Canadian valve manufacturer in December 2002, partially offset by lower margins in the pipeline ball valve product line due to a shift to international projects, which typically carry lower margins as compared to domestic pipeline projects.

Cooper Compression's gross margin percentage for 2003 was 32.2% as compared to 27.5% for 2002. The increase in the gross margin percentage resulted from an $11.5 million increase in the amount of LIFO income associated with the liquidation of certain low-cost inventory layers (which increased the 2003 gross margin percentage by 3.7%) and the absence of an $11.2 million write-down of inventory associated with facility closures that was recorded in 2002 (which decreased the 2002 gross margin percentage by 3.3%). Excluding these two items, the gross margin percentage for 2003 actually declined 2.3% from 2002's level, due primarily to lower margins in the gas and air compression aftermarket business as a result of a shift in the mix of parts sold and pricing pressures.

Selling and administrative expenses for 2003 were $288.6 million, an increase of $15.5 million from $273.1 million for 2002. The increase in selling and administrative expenses resulted primarily from (i) the impact of a weaker U.S. dollar against the Canadian dollar and most European currencies, which increased selling and administrative expenses by $6.0 million, (ii) the acquisition of a Canadian valve manufacturer in December 2002, which resulted in an additional $3.7 million of selling and administrative expenses in 2003, (iii) a $5.0 million increase in postretirement benefit plan costs associated primarily with the amortization of unrecognized losses in prior years, (iv) a $3.9 million increase associated with rent on the Cameron headquarters building and cost associated with new facilities and (v) $1.8 million of increased costs associated with CCV's aftermarket expansion. These increases were partially offset by a $7.5 million reduction in plant closings, business realignment and other related costs discussed below.

Included within selling and administrative expenses for 2003 and 2002 were $14.6 million and $22.1 million, respectively, of plant closing, business realignment and other related costs. The $14.6 million recorded in 2003 was comprised of (i) $6.2 million for employee severance at Cameron and Cooper Compression, (ii) $1.2 million of costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4.7 million related to the Company's unsuccessful efforts to acquire a certain oil service business, (iv) $1.0 million related to the Company's international tax restructuring activities, which were begun in 2002, and (v) $1.5 million related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition. Of the $22.1 million recorded in 2002, $14.6 million related to the Cooper Compression division and $7.5 million related to the Company's other divisions. The costs attributable to Cooper Compression were generally related to the closure of 13 facilities in the gas compression business and were comprised primarily of (i) $1.6 million of severance and relocation expenses, (ii) $8.2 million of facility exit costs, including lease termination payments, and (iii) $4.8 million of facility write-downs. The $7.5 million of costs related to the Company's other divisions was comprised of (i) $1.1 million of severance, (ii) $5.2 million of facility write-downs and losses on property disposals, and (iii) $1.2 million of costs associated with the Company's international tax restructuring activities.

Depreciation and amortization expense for 2003 was $83.6 million, an increase of $5.7 million from $77.9 million in 2002. The increase in depreciation and amortization expense was attributable to (i) a $2.8 million increase attributable to depreciation and amortization associated with capital additions, (ii) a $1.4 million increase attributable to depreciation and amortization associated with acquisitions, (iii) the impact of a weaker U.S. dollar against the British pound, Canadian dollar and Euro, which increased depreciation and amortization expenses by $1.8 million, (iv) $0.8 million of write-downs associated with assets held for sale and (v) a $7.7 million increase attributable to amortization associated with the Company's new enterprise-wide business system, partially offset by the lack of depreciation and amortization related to assets that were retired or became fully depreciated, which decreased depreciation and amortization expense by approximately $9.1 million.

Interest income for 2003 was $5.2 million as compared to $8.5 million in 2002. The decline in interest income was primarily attributable to lower earnings on the Company's excess cash balances as the interest rates associated with these investments declined.

Interest expense for 2003 was $8.2 million as compared to $8.0 million in 2002. Interest expense for both periods primarily represented interest on the Company's convertible debentures.

The $12.2 million cumulative effect of an accounting change recognized during 2003 reflects the impact of adopting SFAS 150 (see Note 1 of the Notes to Consolidated Financial Statements). There was no tax expense associated with this item as the gain is not taxable.

The income tax provision was $20.4 million in 2003 as compared to $24.7 million in 2002. The effective tax rate for 2003 was 26.2% as compared to 29.0% in 2002. The decline in the effective tax rate for 2003 primarily reflects the impact of the Company's international tax restructuring activities.

Recent Pronouncements

In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 106-2 (FSP 106-2), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act"). FSP 106-2 provides accounting and reporting guidance for plans for companies who have concluded that prescription drug benefits offered by their plan(s) are actuarially equivalent to Medicare Part D under the Act and therefore believe the plan(s) are entitled to receive the subsidy available under the Act. Although the final regulations for what benefits are actuarially equivalent have not been published, the Company's actuaries have concluded that it is probable that the Company's plan will be eligible for the subsidy. Therefore, the estimated subsidy has been reflected as a reduction in the accumulated postretirement benefit obligation at December 31, 2004 in the amount of $3.7 million. This change did not impact the measurement of net periodic postretirement benefit costs for the year ended December 31, 2004. The effect of the subsidy on the measurement of net periodic postretirement benefit cost for 2005 will be a decrease of $1.2 million.

In October 2004, the American Jobs Creation Act of 2004 (the Jobs Creation Act) was signed into law. The Jobs Creation Act contains new provisions that may impact the Company's U.S. income tax liability in future years. The FASB has proposed accounting guidance for certain of the Jobs Creation Act's provisions by issuing two draft FASB Staff Positions (FSPs 109-a and 109-b) dealing with the deduction the Jobs Creation Act offers to domestic manufacturers, and the temporary lower tax rate on repatriated foreign earnings. As drafted, the FSPs would be effective immediately upon final issuance. The Company is currently analyzing those provisions and will reflect any tax effect in the period in which the effect becomes probable.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (SFAS 151). SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes there will be no material effect upon adoption of this statement.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (SFAS 123R). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized over their vesting periods in the income statement based on their estimated fair values. SFAS 123R is effective for all public entities in the first interim or annual reporting period beginning after June 15, 2005.

Although the Company has not completed its analysis of the impact of SFAS 123R, the Company currently estimates that it will recognize approximately $0.13 per diluted share of equity- and option-based compensation expense for 2005, assuming the Company elects the modified prospective transition alternative. However, this estimate may increase or decrease materially once the Company completes its analysis of the impact of SFAS 123R. As a result of the impending adoption of SFAS 123R, the Company decided to accelerate certain options to avoid additional compensation expense in 2005 and future years. See Note 1 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

The Company's combined cash and short-term investment balances decreased to $227.0 million at December 31, 2004 from $314.1 million at December 31, 2003, due primarily to the consumption of $192.3 million of cash in investing activities and $70.8 million in financing activities, partially offset by $195.2 million of cash flow from operations.

During 2004, the Company's operating activities generated $195.2 million of cash as compared to $101.6 million in 2003. Cash flow from operations in 2004 was comprised primarily of net income of $94.4 million, adjusted for (i) depreciation and amortization of $82.8 million, (ii) the non-cash write-off of debt issuance costs associated with retired debt of $6.8 million, (iii) a $3.8 million non-cash write-down of a technology investment and (iv) $22.0 million of working capital increases. The most significant changes in working capital were a $44.4 million increase in accounts receivable, a $76.2 million decrease in inventories and a $9.1 million decrease in accounts payable and accrued liabilities. The increase in receivables and decrease in inventories are attributable to the increase in revenues as compared to last year. The decrease in accounts payable and accrued liabilities is primarily attributable to a decrease in advanced payments from customers resulting from progress on various projects.

During 2004, the Company's investing activities consumed $192.3 million of cash as compared to $52.1 million in 2003. The most significant component of cash flow from investing activities for 2004 was the acquisition of Petreco and the PCC acquisition, which consumed $171.0 million, net of cash acquired. The Company plans to integrate certain of the businesses from the PCC acquisition into the Company's CCV and Cameron segments and is in the process of formulating its plans to do so. The Company does not believe these plans will materially impact its results of operations or financial position.

During 2004, the Company's financing activities consumed $70.8 million of cash, as compared to $47.9 million of cash in 2003. Cash flow from financing activities for 2004 primarily reflects (i) the issuance of the Senior Notes, the net proceeds of which were $198.6 million, (ii) the issuance of the 1.5% convertible senior debentures due 2024 (the 1.5% Convertible Debentures), the net proceeds of which were $232.9 million,

(iii) the retirement of $443.9 million of the Company's existing convertible debentures, (iv) the repurchase of 1,965,800 shares of the Company's common stock at an average price of $48.49 and (v) the issuance of 1,300,557 shares of stock under the Company's stock option plans.

The Company currently expects to fund expenditures for capital requirements (estimated to be approximately $70.0 million to $80.0 million for 2005), as well as general liquidity needs, from available cash balances, cash generated from operating activities and amounts available under its existing $200.0 million credit agreement. See Note 10 of the Notes to Consolidated Financial Statements for a description of the Company's credit agreement.

During 2004, the Company undertook a number of steps to refinance its previously existing convertible debentures and repurchase shares of the Company's stock. These steps included:

- the issuance of the Senior Notes with a principal balance of $200.0 million;
- the issuance of the 1.5% Convertible Debentures with a principal balance of $238.0 million;
- the repurchase of the Company's existing Zero-Coupon Convertible Debentures (amounting to $259.5 million, net of a $61.2 million discount);
- the repurchase of $184.3 million of the Company's existing 1.75% Convertible Debentures;
- the repurchase of 1,965,800 shares of the Company's outstanding common stock at an average purchase price of $48.49 per share.

In connection with the early retirement of the Zero-Coupon Convertible Debentures and $184.3 million of the 1.75% Convertible Debentures, the Company recorded a $6.8 million pre-tax charge to write off the unamortized debt issuance costs associated with these debentures. This charge has been reflected in the caption entitled "Interest Expense" in the accompanying Consolidated Results of Operations.

The $200.0 million of Senior Notes were issued during the first quarter of 2004 and bear interest at 2.65%, payable semi-annually in April and October of each year. During May 2004, the Company entered into interest rate swap agreements, the effect of which is to swap $150.0 million principal value of the Senior Notes to a variable interest rate of approximately LIBOR minus 0.8%. The Senior Notes were issued at a $138,000 discount. The Senior Notes do not contain any restrictive financial covenants.

The $238.0 million of 1.5% Convertible Debentures were issued during the second quarter of 2004 and bear interest at 1.5%, payable semi-annually in May and November of each year. The Company has the right to redeem the debentures beginning on or after May 15, 2009. The holders of the debentures may require the Company to repurchase the debentures on May 15, 2009, 2014 and 2019. The debentures are convertible into the Company's common stock at a rate of 14.4857 shares per debenture, or $69.03 per share. The holders can convert the debentures into the Company's common stock only under the following circumstances:

- during any quarter in which the sales price of the Company's common stock exceeds 120% of the conversion price for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding quarter;
- during any five consecutive trading-day period immediately following any five consecutive trading-day period in which the average trading price for the debentures is less than 97% of the average conversion value of the debentures;
- upon certain fundamental changes in the ownership of the Company's common stock, which would include a change of control as defined in the debenture agreement.

The Company has elected to use a "cash pay" provision with respect to its 1.5% Convertible Debentures for any debentures tendered for conversion or designated for redemption which will result in the Company paying cash for 100 percent of the principal amount of any debentures tendered for repurchase or redemption.

The following summarizes the Company's significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2004.

(in millions)	Payments Due by Period					
Contractual Obligations	**Total**	**Less Than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**After 5 Years**	
Debt	$ 458.6	$ 4.1	$ 216.5	$ 238.0	$ —	(a)
Capital lease obligations	7.1	3.2	3.3	0.6	—	(b)
Operating leases	149.2	19.7	23.3	17.0	89.2	
Total contractual cash obligations	$ 614.9	$ 27.0	$ 243.1	$ 255.6	$ 89.2	

(a) See Note 10 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company's debentures, that would allow for early redemption of the 1.75% Convertible Debentures and the 1.5% Convertible Debentures.

(b) Payments shown include interest.

(in millions)	Amount of Commitment Expiration Per Period				
Other Unrecorded Commercial Obligations and Off-Balance Sheet Arrangements	**Total Commitment**	**Less Than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**After 5 Years**
Committed lines of credit	$ 200.0	$ —	$ 200.0	$ —	$ —
Standby letters of credit	133.7	56.4	72.9	2.3	2.1
Bank guarantees and letters of credit	22.0	4.2	—	—	17.8
Insurance bonds	3.5	3.4	—	0.1	—
Guarantees of a portion of joint venture debt	1.5	—	1.5	—	—
Total commercial commitments	$ 360.7	$ 64.0	$ 274.4	$ 2.4	$ 19.9

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2004, the Company had $159.2 million of letters of credit, insurance bonds and bank guarantees outstanding. Should these facilities become unavailable to the Company, the Company's operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

Changes in the U.S. rig count have historically impacted the Company's orders.

Historically, the Company's surface and valve distributed products businesses in the U.S. market have tracked changes in the U.S. rig count. However, this correlation did not exist in 2003. The average U.S. rig count increased approximately 16% during the year while the Company's U.S. surface and U.S. valve distributed products orders were essentially flat. The Company believes its surface and valve distributed products businesses were negatively impacted by the lack of drilling activity in the Gulf of Mexico, fewer completions of onshore high-temperature/high-pressure wells and a lower level of infrastructure development in the U.S. Such activity typically generates higher orders for the Company as compared to onshore shallow well activity. The relationship between the Company's orders in its surface and valve distributed products businesses and changes in the U.S. rig count returned to a more normal relationship in 2004.

Execution of subsea systems projects exposes the Company to new risks not present in its surface business.

The Company continues to expand in this market. This market is significantly different from the Company's surface business since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. These projects accounted for approximately 15% of total revenues in 2004. During the fourth quarter of 2003, the Company experienced numerous delivery delays on its subsea systems contracts which negatively impacted 2003's financial results. To the extent the Company experiences difficulties in meeting the technical and/or delivery requirements of the projects, the Company's earnings or liquidity could be negatively impacted. As of December 31, 2004, the Company had a subsea systems backlog of approximately $251.9 million.

Fluctuations in worldwide currency markets can impact the Company's profitability.

The Company has established multiple "Centers of Excellence" facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company's profitability is eroded when the U.S. dollar weakens against the British pound, the Euro and certain Asian currencies, including the Singapore dollar.

Increases in the cost of metals used in the Company's manufacturing processes could negatively impact the Company's profitability.

Beginning in the latter part of 2003 and continuing into 2004, commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for the Company's products increased significantly. Certain of the Company's suppliers have passed these increases on to the Company. The Company has implemented price increases intended to offset the impact of the increase in commodity prices. However, if customers do not continue to accept these price increases, future profitability will be negatively impacted.

Cooper Compression's aftermarket revenues associated with legacy equipment are declining.

Approximately 35% of Cooper Compression's revenues come from the sale of replacement parts for equipment that the Company no longer manufactures. Many of these units have been in service for long periods of time and are gradually being replaced. As this installed base of legacy equipment declines, the Company's potential market for parts orders is also reduced. In recent years, the Company's revenues from replacement parts associated with legacy equipment have declined nominally each year; however, there can be no assurances that such declines will not accelerate in the future.

Downturns in the oil and gas industry have had, and may in the future have, a negative effect on the Company's sales and profitability.

Demand for most of the Company's products and services, and therefore its revenues, depend to a large extent upon the level of third-party capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities. Factors that contribute to the volatility of oil and gas prices include the following:

- the demand for oil and gas, which is impacted by economic and political conditions and weather;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing;
- the level of production from non-OPEC countries;
- governmental policies regarding exploration and development of oil and gas reserves;
- the political environments of oil and gas producing regions, including the Middle East;
- the depletion rates of gas wells in North America; and
- advances in exploration and development technology.

The Company's international operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, trade and investment regulations and other risks inherent to international business.

Cooper Cameron has manufacturing and service operations that are essential parts of its business in developing countries and economically and politically volatile areas in Africa, Latin America, Russia and the Former Soviet Union, the Middle East, and Central and South East Asia. The risks of international business include the following:

- volatility in general economic, social and political conditions;
- differing tax rates, tariffs, exchange controls or other similar restrictions;
- changes in currency rates;
- inability to repatriate income or capital;
- compliance with, and changes in, domestic and foreign laws and regulations that impose a range of restrictions on operations, trade practices, trade partners and investment decisions. From time to time, the Company receives inquiries regarding its compliance with such laws and regulations and responded in June 2004 to one such request for information from the U.S. Department of Treasury's Office of Foreign Assets Control regarding U.S. involvement in the Company's United Kingdom subsidiary's commercial and financial activity relating to Iran;
- reductions in the number or capacity of qualified personnel; and
- seizure of equipment.

The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in developing countries. The ability of these suppliers to meet the Company's demand could be adversely affected by the factors described above.

Changes in the equity and debt markets impact pension expense and funding requirements for the Company's defined benefit plans.

The Company accounts for its defined benefit pension plans in accordance with SFAS 87, which requires that amounts recognized in the financial statements be determined on an actuarial basis. A significant element in determining the Company's pension income or expense in accordance with SFAS 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. Due to the weakness in the overall equity markets from 2000 through 2002, the plan assets earned a rate of return substantially less than the assumed long-term rate of return during this period. As a result, expense associated with the Company's pension plans has increased significantly from the level recognized historically.

Additionally, SFAS 87 requires the recognition of a minimum pension liability to the extent the assets of the plans are below the accumulated benefit obligation of the plans. In order to avoid recognizing this minimum pension liability, the Company contributed approximately $18.2 million to its pension plans during 2004 and $18.7 million in 2003. If the Company's pension assets perform poorly in the future or if long-term interest rates in the U.S. or United Kingdom decline further, the Company may be required to recognize a minimum pension liability in the future or fund additional amounts to the pension plans.

The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability.

The Company's operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company's future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

Environmental Remediation

The Company has been identified as a potentially responsible party (PRP) with respect to four sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. The Company's involvement at three of the sites is believed to be at a de minimis level, and the Company has accepted settlement offers from the USEPA at two of the sites and is currently waiting for notification to pay. The fourth site is in Osborne, Pennsylvania where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring.

The Company is also engaged in site cleanup under the Voluntary Cleanup Program of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations.

The Company has estimated its liability for environmental exposures, and the Company's consolidated financial statements included a liability balance of $7.3 million for these matters at December 31, 2004. Cash expenditures for the Company's known environmental exposures are expected to be incurred over the next twenty years, depending on the site. For the known exposures, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's costs estimates were determined based upon the monitoring or remediation plans set forth in these work plans and have not been reduced by possible recoveries from third parties nor are they discounted. These cost estimates are reviewed on an annual basis or more frequently if circumstances occur which indicate a review is warranted. The Company's estimates include equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe that the losses for the known exposures will exceed the current accruals by material amounts, but there can be no assurances to this effect.

Environmental Sustainability

The Company has pursued environmental sustainability in a number of ways. Processes are monitored in an attempt to produce the least amount of waste. None of the Company's facilities are rated above Small Quantity Generated status. All of the waste disposal firms used by the Company are carefully selected in an attempt to prevent any future Superfund involvements. Actions are taken in an attempt to minimize the generation of hazardous wastes and to minimize air emissions. None of the Company's facilities are classified as sites which generate more than minimal air emissions. Recycling of process water is a common practice. Best management practices are used in an effort to prevent contamination of soil and ground water on the Company's sites. The Company has an active health, safety and environmental audit program in place throughout the world.

Market Risk Information

The Company is currently exposed to market risk from changes in foreign currency rates and changes in interest rates. A discussion of the Company's market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates or weak economic conditions in these markets. Overall, the Company generally is a net receiver of Pounds Sterling and Canadian dollars and, therefore, benefits from a weaker U.S. dollar with respect to these currencies. Typically, the Company is a net payer of euros and Norwegian krone as well as other currencies such as the Singapore dollar and the Brazilian real. A weaker U.S. dollar with respect to these currencies may have an adverse effect on the Company. For each of the last three years, the Company's gain or loss from foreign currency-denominated transactions has not been material.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company has entered into forward foreign currency exchange contracts to hedge specific, large, non-U.S. dollar anticipated receipts or large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. As of December 31, 2004, outstanding forward foreign currency exchange contracts were not material.

Interest Rates

The Company is subject to interest rate risk on its long-term fixed interest rate debt and, to a lesser extent, variable interest rate borrowings. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company to short-term changes in market interest rates. Fixed-rate debt, where the interest rate is fixed over the life of the instrument, exposes the Company to changes in market interest rates reflected in the fair value of the debt and to the risk that the Company may need to refinance maturing debt with new debt at a higher rate.

The Company has performed a sensitivity analysis to determine how market rate changes might affect the fair value of its debt. This analysis is inherently limited because it represents a singular, hypothetical set of assumptions. Actual market movements may vary significantly from the assumptions. The effects of market movements may also directly or indirectly affect the Company's assumptions and its rights and obligations not covered by the sensitivity analysis. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or the earnings effect from the assumed market rate movements.

An instantaneous, one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company's debt positions by approximately $8.7 million at December 31, 2004 and $5.3 million at December 31, 2003. This analysis does not reflect the effect that increasing interest rates would have on other items, such as new borrowings, nor the unfavorable impact they would have on interest expense and cash payments for interest.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions.

As of December 31, 2004, the Company had $150.0 million in interest rate swaps which convert fixed-rate debt to variable- rate debt. The Company's interest rate swaps hedge $150.0 million of the $200.0 million 2.65% fixed-rate Senior Notes. Under these interest rate swap agreements, the counterparties pay interest at a fixed rate of 2.65%, and the Company pays a variable interest rate based on published six-month LIBOR less 82.5 to 86.0 base points. Given outstanding amounts as of December 31, 2004, a one percent rise in interest rates would result in an additional $1.5 million in interest expense per year.

The fair value of the Company's Senior Notes is principally dependent on changes in prevailing interest rates. The fair values of the 1.5% Convertible Debentures and the 1.75% Convertible Debentures are principally dependent on both prevailing interest rates and the Company's current share price as it relates to the initial conversion prices of $69.03 and $95.095 per share, respectively.

The Company has various other long-term debt instruments of $4.5 million, but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

Management's Report on Internal Control Over Financial Reporting

The Company maintains a system of internal controls that is designed to provide reasonable but not absolute assurance as to the reliable preparation of the consolidated financial statements. The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of errors or fraud, if any, within Cooper Cameron have been detected.

The control environment of Cooper Cameron is the foundation for its system of internal controls over financial reporting and is embodied in the Company's Standards of Conduct. It sets the tone of the Company's organization and includes factors such as integrity and ethical values. The Company's internal controls over financial reporting are supported by formal policies and procedures which are reviewed, modified and improved as changes occur in the Company's business or are otherwise required by applicable rule-making bodies.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal audit department and the independent registered public accountants to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent registered public accountants and internal audit report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Assessment of Internal Control Over Financial Reporting

Cooper Cameron's management is responsible for establishing and maintaining adequate internal control (as defined in Rule 13A-15(f) under the Securities Exchange Act of 1934) over financial reporting.

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company's financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management's evaluation, management has concluded that the Company's internal controls over financial reporting were effective as of December 31, 2004 based on the framework in Internal Control – Integrated Framework. However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

In conducting management's evaluation of the effectiveness of the Company's internal controls over financial reporting, the operations of Petreco International Inc. and certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp., both acquired during 2004, were excluded. These businesses constituted $289.6 million and $184.5 million of total and net assets, respectively, as of December 31, 2004 and $125.9 million and $9.3 million of revenues and pre-tax income, respectively, for the year ended December 31, 2004.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included herein.



Sheldon R. Erikson
Chairman of the Board,
President and Chief Executive Officer



Franklin Myers
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of
Cooper Cameron Corporation

We have audited management's assessment, included in the Assessment of Internal Control Over Financial Reporting in the accompanying Management's Report on Internal Control Over Financial Reporting, that Cooper Cameron Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cooper Cameron Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Assessment of Internal Control Over Financial Reporting included in Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Petreco International Inc. (Petreco) and certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp. (PCC), which are included in the 2004 consolidated financial statements of Cooper Cameron Corporation and constituted $289.6 million and $184.5 million of total and net assets, respectively, as of December 31, 2004 and $125.9 million and $9.3 million of revenues and net income, respectively, for the year then ended. Both Petreco and PCC were acquired by Cooper Cameron Corporation during 2004. Our audit of internal control over financial reporting of Cooper Cameron Corporation also did not include an evaluation of the internal control over financial reporting of Petreco and PCC.

In our opinion, management's assessment that Cooper Cameron Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cooper Cameron Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cooper Cameron Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 23, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 23, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cooper Cameron Corporation

We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation (the Company) as of December 31, 2004 and 2003, and the related statements of consolidated results of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
February 23, 2005

Consolidated Results of Operations

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2004	**2003**	**2002**
Revenues	**$ 2,092,845**	$ 1,634,346	$ 1,538,100
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization)	**1,560,268**	1,181,650	1,102,504
Selling and administrative expenses	**300,124**	288,569	273,105
Depreciation and amortization	**82,841**	83,565	77,907
Non-cash write-down of technology investment	**3,814**	—	—
Interest income	**(4,874)**	(5,198)	(8,542)
Interest expense	**17,753**	8,157	7,981
Total costs and expenses	**1,959,926**	1,556,743	1,452,955
Income before income taxes and cumulative effect of accounting change	**132,919**	77,603	85,145
Income tax provision	**(38,504)**	(20,362)	(24,676)
Income before cumulative effect of accounting change	**94,415**	57,241	60,469
Cumulative effect of accounting change	—	12,209	—
Net income	**$ 94,415**	$ 69,450	$ 60,469
Basic earnings per share:			
Before cumulative effect of accounting change	**$ 1.77**	$ 1.05	$ 1.12
Cumulative effect of accounting change	—	0.23	—
Net income per share	**$ 1.77**	$ 1.28	$ 1.12
Diluted earnings per share:			
Before cumulative effect of accounting change	**$ 1.75**	$ 1.04	$ 1.10
Cumulative effect of accounting change	—	0.21	—
Net income per share	**$ 1.75**	$ 1.25	$ 1.10

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

(dollars in thousands, except shares and per share data)

	December 31,	
	2004	**2003**
Assets		
Cash and cash equivalents	**$ 226,998**	$ 292,116
Short-term investments	**—**	22,033
Receivables, net	**424,767**	316,135
Inventories, net	**454,713**	473,207
Other	**98,846**	44,210
Total current assets	**1,205,324**	1,147,701
Plant and equipment, at cost less accumulated depreciation	**478,651**	471,333
Goodwill, less accumulated amortization	**415,102**	316,098
Other assets	**257,353**	205,553
Total assets	**$ 2,356,430**	$ 2,140,685
Liabilities and stockholders' equity		
Current portion of long-term debt	**$ 7,319**	$ 265,011
Accounts payable and accrued liabilities	**516,872**	397,326
Accrued income taxes	**4,069**	17,582
Total current liabilities	**528,260**	679,919
Long-term debt	**458,355**	204,061
Postretirement benefits other than pensions	**42,575**	43,446
Deferred income taxes	**40,388**	46,049
Other long-term liabilities	**58,605**	30,487
Total liabilities	**1,128,183**	1,003,962
Commitments and contingencies	**—**	—
Stockholders' equity:		
Common stock, par value $.01 per share, 150,000,000 shares authorized, 54,933,658 shares issued at December 31, 2004 and 2003	**549**	549
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	**—**	—
Capital in excess of par value	**948,740**	957,912
Retained earnings	**272,012**	177,597
Accumulated other elements of comprehensive income	**94,974**	55,329
Less: Treasury stock at cost, 1,795,843 shares at December 31, 2004 (1,130,600 shares at December 31, 2003)	**(88,028)**	(54,664)
Total stockholders' equity	**1,228,247**	1,136,723
Total liabilities and stockholders' equity	**$ 2,356,430**	$ 2,140,685

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows

(dollars in thousands)

	Year Ended December 31,		
	2004	**2003**	**2002**
Cash flows from operating activities:			
Net income	**$ 94,415**	$ 69,450	$ 60,469
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**70,157**	68,242	67,053
Amortization	**12,684**	15,323	10,854
Write-off of unamortized debt issuance costs associated with retired debt	**6,844**	—	—
Non-cash write-down of technology investment	**3,814**	—	—
Cumulative effect of accounting change	**—**	(12,209)	—
Deferred income taxes and other	**(14,704)**	(979)	(1,283)
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:			
Receivables	**(44,387)**	3,212	15,632
Inventories	**76,207**	(59,843)	67,960
Accounts payable and accrued liabilities	**(9,063)**	44,620	(9,579)
Other assets and liabilities, net	**(736)**	(26,199)	(33,281)
Net cash provided by operating activities	**195,231**	101,617	177,825
Cash flows from investing activities:			
Capital expenditures	**(53,481)**	(64,665)	(82,148)
Acquisitions, net of cash acquired	**(171,032)**	—	(67,750)
Purchases of short-term investments	**—**	(154,523)	(45,862)
Sales of short-term investments	**22,033**	157,910	124,395
Proceeds from sale of Cameron division headquarters building	**—**	—	39,460
Other	**10,133**	9,172	6,588
Net cash used for investing activities	**(192,347)**	(52,106)	(25,317)
Cash flows from financing activities:			
Loan repayments, net	**(4,919)**	(496)	(7,448)
Issuance of long-term senior and convertible debt	**437,862**	—	—
Redemption of convertible debt	**(443,903)**	—	—
Debenture issuance costs	**(6,538)**	—	—
Purchase of treasury stock	**(95,325)**	(48,652)	—
Activity under stock option plans and other	**41,979**	1,280	5,156
Net cash used for financing activities	**(70,844)**	(47,868)	(2,292)
Effect of translation on cash	**2,842**	16,673	11,944
Increase (decrease) in cash and cash equivalents	**(65,118)**	18,316	162,160
Cash and cash equivalents, beginning of year	**292,116**	273,800	111,640
Cash and cash equivalents, end of year	**$ 226,998**	$ 292,116	$ 273,800

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders' Equity

(dollars in thousands)

	Common stock	Capital in excess of par value	Retained earnings	Accumulated other elements of comprehensive income	Treasury stock	Total
Balance – December 31, 2001	$ 546	$ 951,441	$ 47,678	$ (53,050)	$ (23,334)	$ 923,281
Net income			60,469			60,469
Foreign currency translation				38,005		38,005
Minimum pension liability, net of $56 in taxes				91		91
Change in fair value of short-term investments, net of $56 in taxes				165		165
Comprehensive income						98,730
Common stock issued under stock option and other employee benefit plans		(4,729)			21,545	16,816
Tax benefit of employee stock benefit plan transactions		2,944				2,944
Costs related to forward stock purchase agreements and other		(468)				(468)
Balance – December 31, 2002	546	949,188	108,147	(14,789)	(1,789)	1,041,303
Net income			69,450			69,450
Foreign currency translation				70,908		70,908
Minimum pension liability, net of $433 in taxes				(699)		(699)
Change in fair value of short-term investments, net of $56 in taxes				(91)		(91)
Comprehensive income						139,568
Purchase of treasury stock					(60,694)	(60,694)
Common stock issued under stock option and other employee benefit plans	3	4,447			7,819	12,269
Tax benefit of employee stock benefit plan transactions		4,831				4,831
Costs related to forward stock purchase agreements and other		(554)				(554)
Balance – December 31, 2003	549	957,912	177,597	55,329	(54,664)	1,136,723
Net income			**94,415**			**94,415**
Foreign currency translation				**40,332**		**40,332**
Minimum pension liability, net of $352 in taxes				**(568)**		**(568)**
Change in fair value of short-term investments and other, net of $0 in taxes				**(119)**		**(119)**
Comprehensive income						**134,060**
Purchase of treasury stock					**(95,325)**	**(95,325)**
Common stock issued under stock option and other employee benefit plans		**(15,817)**			**61,961**	**46,144**
Tax benefit of employee stock benefit plan transactions		**6,645**				**6,645**
Balance – December 31, 2004	**$ 549**	**$ 948,740**	**$ 272,012**	**$ 94,974**	**$ (88,028)**	**$ 1,228,247**

The Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Major Accounting Policies

Company Operations — Cooper Cameron Corporation (the Company or Cooper Cameron) is engaged primarily in the manufacture of oil and gas pressure control and separation equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cooper Cameron also manufactures and services air and gas compressors and turbochargers.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method. The Company's operations are organized into three separate business segments. The segments are Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Additional information regarding each segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

Estimates in Financial Statements — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include estimated losses on accounts receivable, estimated warranty costs, estimated realizable value on excess inventory, contingencies, estimated liabilities for liquidated damages, estimates related to pension accounting and estimates related to deferred tax assets. Actual results could differ materially from these estimates.

Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer. This would include customer inspection and acceptance, if required by the contract. Approximately 15% of the Company's revenues for the year ended December 31, 2004 was recognized under SOP 81-1.

Shipping and Handling Costs — Shipping and handling costs are reflected in the caption entitled "Cost of Sales" in the accompanying Consolidated Results of Operations.

Short-term Investments — Investments in available for sale marketable debt and equity securities are carried at fair value, based on quoted market prices. Differences between cost and fair value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. The realized gains on short-term investments included in the Consolidated Results of Operations were $0, $278,000 and $2,547,000 for the years ended December 31, 2004, 2003 and 2002, respectively. If the Company determines that a loss is other than temporary, such loss will be charged to earnings.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers.

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 53% of inventories at December 31, 2004 and 56% at December 31, 2003 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2004, the Company revised its estimate of realizable value on certain of its excess inventory. The impact of this revision was to increase the required reserve as of December 31, 2004 by $6,551,000. During 2004 and 2003, the Company reduced its LIFO inventory levels. These reductions resulted in a liquidation of certain low-cost inventory layers. As a result, the Company recorded non-cash LIFO income of $9,684,000, $15,932,000 and $97,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Plant and Equipment — Property, plant and equipment, both owned and under capital lease, is carried at cost. Maintenance and repairs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using primarily the straight-line method.

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $70,157,000, $68,242,000 and $67,053,000, respectively. The estimated useful lives of the major classes of property, plant and equipment are as follows:

	Estimated Useful Lives
Buildings and leasehold improvements	10 - 40 years
Machinery and equipment	3 - 18 years
Office furniture, software and other	3 - 10 years

Goodwill — In accordance with of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), the Company reviews goodwill at least annually for impairment at the reporting unit level, or more frequently if indicators of impairment are present. The Company conducts its annual review by comparing the estimated fair value of each reporting unit to its respective book value. The estimated fair value for the 2004 and 2003 annual evaluations was determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. The 2004 and 2003 annual evaluations indicated that no impairment of goodwill was required. The Company's reporting units for SFAS 142 purposes are Cameron, CCV, Cooper Energy Services and Cooper Turbocompressor. Cooper Energy Services and Cooper Turbocompressor are combined for segment reporting purposes in the Cooper Compression segment (see Note 14 of the Notes to Consolidated Financial Statements for further discussion of the Company's business segments).

Intangible Assets — The Company's intangible assets, excluding goodwill and unrecognized prior service costs related to its pension plan, represent purchased patents, trademarks and other identifiable intangible assets. Other identifiable intangible assets are amortized on a straight-line basis over the years expected to be benefited, ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company's business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of internally developing any intangibles, as well as costs of defending such intangibles, are expensed as incurred.

Long-Lived Assets — In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets meet the held for sale criteria contained in SFAS 144 and are stated at estimated fair value less estimated costs to sell.

Income Taxes — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

Product Warranty — Estimated warranty expense is accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.

Stock-Based Compensation — At December 31, 2004, the Company had two stock-based employee compensation plans and one stock-based compensation plan for its outside directors. These plans are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. The Company measures compensation expense for its stock-based compensation plans using the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had used the alternative fair value method to recognize stock-based employee compensation expense based on the number of shares that vest in each period.

(dollars in thousands, except per share data)	Year Ended December 31, 2004	2003	2002
Net income, as reported	**$ 94,415**	$ 69,450	$ 60,469
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	**(24,818)**	(23,093)	(22,753)
Pro forma net income	**$ 69,597**	$ 46,357	$ 37,716
Earnings per share:			
Basic - as reported	**$1.77**	$1.28	$1.12
Basic - pro forma	**$1.31**	$0.85	$0.70
Diluted - as reported	**$1.75**	$1.25	$1.10
Diluted - pro forma	**$1.28**	$0.84	$0.68

During the second quarter of 2004, the Company's Board of Directors accelerated the vesting on 622,262 option shares previously granted to employees of the Company in an effort to minimize the impact of the Financial Accounting Standards Board's Exposure Draft entitled "Share-Based Payments" (see *"Recently Issued Accounting Pronouncements"* below). Although this action established a new measurement date for these options under the intrinsic value method, there was no compensation expense associated with this action since the exercise price related to the accelerated options was above the fair market value of the Company's common stock on the day the acceleration was affected. However, approximately $10.4 million of compensation expense under the fair value method was accelerated as a result of this action and has been reflected in the above pro forma table as additional compensation expense for the year ended December 31, 2004.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. Hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portions of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The Company also uses forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). Therefore, the change in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

Cash Equivalents — For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and stockholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.

For certain other subsidiaries and branches, operations are conducted primarily in currencies other than the local currencies, which are therefore the functional currency. Non-local currency monetary assets and liabilities are remeasured at year-end exchange rates. Revenue, expense and gain and loss accounts of these foreign subsidiaries and branches are remeasured at average exchange rates. Non-local currency non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.

Foreign currency gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were gains (losses) of $(1,981,968), $5,716,000 and $(1,147,000) for the years ended December 31, 2004, 2003 and 2002, respectively.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

Cumulative Effect of Accounting Change — In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150), which became effective for the Company as of the beginning of the third quarter of 2003. SFAS 150 affected the Company's accounting for its two forward purchase agreements, then outstanding, covering 1,006,500 shares of the Company's common stock. Prior to the adoption of SFAS 150, these agreements were treated as permanent equity and changes in the fair value of these agreements were not recognized. Upon the adoption of SFAS 150, the Company recorded these agreements as an asset at their estimated fair value of $12,209,000. This amount has been reflected as the cumulative effect of an accounting change in the Company's consolidated results of operations. There was no tax expense associated with this item as the gain is not taxable. The Company terminated these forward contracts effective August 14, 2003 by paying the counterparty approximately $37,992,000 to purchase the shares covered by these agreements. These share have been reflected as treasury stock in the Company's consolidated balance sheet at December 31, 2003 at an amount equal to the cash paid to purchase the shares plus the estimated fair value of the agreements. This amount aggregated $50,034,000. The change in the fair value of the forward purchase agreements from July 1, 2003 to August 14, 2003, which was a loss of $167,000, was recognized in the Company's consolidated results of operations.

Recently Issued Accounting Pronouncements — In May 2004, the FASB issued FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2). FSP 106-2 provides accounting and reporting guidance for plans for companies who have concluded that prescription drug benefits offered by their plan(s) are actuarially equivalent to Medicare Part D under the Act and therefore believe the plan(s) are entitled to receive the subsidy available under the Act. Although the final regulations for what benefits are actuarially equivalent have not been published, the Company's actuaries have concluded that it is probable that the Company's plan will be eligible for the subsidy. Therefore, the estimated subsidy has been reflected as a reduction in the accumulated postretirement benefit obligation at December 31, 2004 in the amount of $3,667,000. This change did not impact the measurement of net periodic postretirement benefit costs for the year ended December 31, 2004. The effect of the subsidy on the measurement of net periodic postretirement benefit cost for 2005 will be a decrease of $1,159,000.

In October 2004, the American Jobs Creation Act of 2004 (the Jobs Creation Act) was signed into law. The Jobs Creation Act contains new provisions that may impact the Company's U.S. income tax liability in future years. The FASB has proposed accounting guidance for certain of the Jobs Creation Act's provisions by issuing two draft FASB Staff Positions (FSPs 109-a and 109-b) dealing with the deduction the Jobs Creation Act offers to domestic manufacturers, and the temporary lower tax rate on repatriated foreign earnings. As drafted, the FSPs would be effective immediately upon final issuance. The Company is currently analyzing those provisions and will reflect any tax effect in the period in which the effect becomes probable.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (SFAS 151). SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes there will be no material effect upon adoption of this statement.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (SFAS 123R). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized over their vesting periods in the income statement based on their estimated fair values. SFAS 123R is effective for all public entities in the first interim or annual reporting period beginning after June 15, 2005.

Although the Company has not completed its analysis of the impact of SFAS 123R, the Company currently estimates that it will recognize approximately $0.13 per diluted share of equity- and option-based compensation expense for 2005 (unaudited), assuming the Company elects the modified prospective transition alternative. However, this estimate may increase or decrease materially once the Company completes its analysis of the impact of SFAS 123R. As a result of the impending adoption of SFAS 123R, the Company decided to accelerate certain options to avoid additional compensation expense in 2005 and future years. See *"Stock-Based Compensation"* above.

Note 2: Plant Closing, Business Realignment and Other Related Costs

Plant closing, business realignment and other related costs by segment for the last three years were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2004**	2003	2002
Amounts included in costs of sales:			
Cooper Compression	**$ —**	$ —	$ 11,214
Amounts included in selling and administrative expenses:			
Cameron	**4,100**	5,784	6,275
CCV	**1,426**	—	—
Cooper Compression	**570**	3,137	14,637
Corporate	**—**	5,652	1,193
	6,096	14,573	22,105
Total costs	**$ 6,096**	$ 14,573	$ 33,319

During 2004, the Company's selling and administrative expenses included $6,096,000 of severance costs, primarily related to a workforce reduction program at Cameron, which was completed as of December 31, 2004.

During 2003, the Company's selling and administrative expenses included plant closing, business realignment and other related costs totaling $14,573,000. This amount was comprised of (i) $6,181,000 for employee severance at Cameron and at Cooper Compression , (ii) $1,240,000 of other plant closure costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4,646,000 related to the Company's unsuccessful efforts to acquire a certain oil service business, (iv) $1,006,000 related to the

Company's international tax restructuring activities, which were begun in 2002, and (v) $1,500,000 related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition.

During 2002, the Company recorded $33,319,000 of charges related to plant closing, business realignment and other related activities. Of this amount, Cooper Compression recorded $25,851,000 of costs related generally to the closure of 13 facilities in the gas compression business. This amount was comprised of (i) $1,632,000 million related to severance and relocation expenses, (ii) $8,177,000 of facility exit costs, including lease termination payments, and (iii) $16,042,000 of facility and inventory write-downs. The $7,468,000 of costs related to the Company's other divisions consisted of (i) $1,082,000 related to severance, (ii) $5,193,000 of facility write-downs and losses on property disposals, and (iii) $1,193,000 related to the Company's international tax restructuring activities.

The number of employees terminated as a result of the above actions were approximately 406, 266 and 210 in 2004, 2003 and 2002, respectively.

A summary of the impact on various liability accounts associated with the aforementioned actions taken in 2003 and 2002 follows:

(dollars in thousands)	Balance at Beginning of Year	Additions	Cash Disbursements	Other	Balance at End of Year
Severance	$ 1,322	$ —	$ (461)	$ (623)	$ 238
Facility closure	4,873	—	(982)	(367)	3,524
Retained liabilities from sale of Rotating business	1,779	—	(433)	123	1,469
Environmental	4,380	—	(764)	(79)	3,537
Costs associated with an unsuccessful acquisition	481	—	(96)	(385)	—
Total	$ 12,835	$ —	$ (2,736)	$ (1,331)	$ 8,768

Note 3: Acquisitions

On February 27, 2004, the Company acquired one hundred percent of the outstanding stock of Petreco International Inc. (Petreco), a Houston-based supplier of oil and gas separation products, for approximately $89,922,000, net of cash acquired and debt assumed. Petreco provides highly engineered, custom processing products to the oil and gas industry worldwide and provides the Company with additional product offerings that are complementary to its existing products. Petreco's results are included in the Company's consolidated financial statements for the period subsequent to the acquisition date.

A preliminary purchase price allocation for the Petreco acquisition resulted in goodwill of approximately $68,654,000 at December 31, 2004, of which none will be deductible for income tax purposes. The purchase price allocation is subject to adjustment as the Company is awaiting additional information relating to the fair value of Petreco's intangible assets.

On July 2, 2004, the Company acquired the assets of Unicel, Inc. (Unicel), a Louisiana-based supplier of oil separation products, for approximately $6,700,000 in cash and a note payable for $500,000. The Unicel acquisition expanded the product offering of Petreco. Unicel's results are included in the Company's consolidated financial statements for the period subsequent to the acquisition date.

A preliminary purchase price allocation for the Unicel acquisition resulted in goodwill of approximately $5,702,000 at December 31, 2004, all of which should be deductible for income tax purposes. The purchase price allocation is subject to adjustment as the Company is awaiting additional information relating to the fair value of Unicel's assets and liabilities.

On November 29, 2004, the Company acquired certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp. (PCC), for approximately $79,668,000, net of cash acquired and debt assumed, subject to adjustment based upon the actual net assets of the businesses at the acquisition date. The operations acquired serve customers in the surface oil and gas production, pipeline and process markets. The results of the PCC entities acquired are included in the Company's consolidated financial statements for the period subsequent to the acquisition date.

A preliminary purchase price allocation for the PCC acquisition resulted in goodwill of approximately $10,973,000 at December 31, 2004, of which the majority will not be deductible for income tax purposes. The purchase price allocation is subject to adjustment as the Company is awaiting additional information relating to the fair value of PCC's assets and liabilities.

During 2002, the Company's acquisitions consisted of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. Cash and debt consideration for these acquisitions totaled $70,250,000 and resulted in goodwill of approximately $32,315,000, excluding the impact of movements in foreign currencies. The majority of this goodwill resides in the CCV segment.

Note 4: Receivables

Receivables consisted of the following:

(dollars in thousands)	December 31, 2004	2003
Trade receivables	$ 414,150	$ 304,761
Other receivables	15,130	13,197
Allowance for doubtful accounts	(4,513)	(1,823)
Total receivables	$ 424,767	$ 316,135

Note 5: Inventories

Inventories consisted of the following:

(dollars in thousands)	December 31, 2004	2003
Raw materials	$ 63,674	$ 38,766
Work-in-process	119,073	142,328
Finished goods, including parts and subassemblies	346,247	360,154
Other	2,984	2,183
	531,978	543,431
Excess of current standard costs over LIFO costs	(29,487)	(32,907)
Allowance for obsolete and excess inventory	(47,778)	(37,317)
Total inventories	$ 454,713	$ 473,207

Note 6: Plant and Equipment, Goodwill and Other Assets

Plant and equipment consisted of the following:

(dollars in thousands)	December 31, 2004	2003
Land and land improvements	$ 36,832	$ 39,137
Buildings	219,764	203,072
Machinery and equipment	563,824	531,121
Tooling, dies, patterns, etc.	55,182	51,141
Office furniture & equipment	86,861	96,603
Capitalized software	76,903	114,332
Assets under capital leases	18,917	21,786
All other	14,830	13,116
Construction in progress	21,960	27,925
	1,095,073	1,098,233
Accumulated depreciation	(616,422)	(626,900)
Total plant and equipment	$ 478,651	$ 471,333

Goodwill consisted of the following:

	December 31, 2004			December 31, 2003		
(dollars in thousands)	Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Cameron	$ 358,993	$ (135,435)	$ 223,558	$ 277,119	$ (131,212)	$ 145,907
CCV	170,356	(41,034)	129,322	148,134	(40,165)	107,969
Cooper Compression	103,186	(40,964)	62,222	103,186	(40,964)	62,222
Total goodwill	$ 632,535	$ (217,433)	$ 415,102	$ 528,439	$ (212,341)	$ 316,098

The change in net goodwill from December 31, 2003 to December 31, 2004 resulted from the following (dollars in thousands):

Acquisition of Petreco, reflected in the Cameron segment	$ 68,654
Acquisition of Unicel, reflected in the Cameron segment	5,702
Acquisition of PCC Flow Technologies entities, primarily reflected in the CCV segment	10,973
Other	4,120
Translation	9,555
Total net change in goodwill	$ 99,004

Other assets consisted of the following:

	December 31,	
(dollars in thousands)	**2004**	**2003**
Long-term prepaid benefit costs of defined benefit pension plans	**$ 137,086**	$ 121,515
Deferred income taxes	**61,487**	52,086
Intangible assets related to pension plans	**101**	116
Other intangibles:		
Gross	**39,671**	12,492
Accumulated amortization	**(6,833)**	(8,978)
Other	**25,841**	28,322
Total other assets	**$ 257,353**	$ 205,553

Amortization associated with the Company's capitalized software and other amortizable intangibles (primarily patents, trademarks and other) recorded as of December 31, 2004 is expected to approximate $8,627,000, $7,945,000, $7,647,000, $7,390,000 and $6,631,000 for the years ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

Note 7: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,	
(dollars in thousands)	**2004**	**2003**
Trade accounts and accruals	**$ 252,049**	$ 173,081
Salaries, wages and related fringe benefits	**89,654**	62,976
Advances from customers	**88,269**	102,167
Payroll and other taxes	**22,456**	20,419
Product warranty	**16,481**	5,333
Deferred income taxes	**13,505**	12,074
Product liability	**5,603**	1,046
Accruals for plant closing, business realignment and other related costs	**5,670**	3,981
Other	**23,185**	16,249
Total accounts payable and accrued liabilities	**$ 516,872**	$ 397,326

Activity during the year associated with the Company's product warranty accruals was as follows (dollars in thousands):

Balance December 31, 2003	Warranty Provisions During the Year	Charges Against Accrual	Translation and Other	Balance December 31, 2004
$5,333	16,265	(11,167)	6,050	$16,481

Included in "Translation and Other" is $5,764,000 of product warranty accruals assumed with the Petreco and PCC acquisitions.

Note 8: Employee Benefit Plans

Total net benefit plan expense associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits		
(dollars in thousands)	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Service cost	**$ 7,036**	$ 6,597	$ 6,359	**$ 12**	$ 11	$ 13
Interest cost	**21,255**	19,842	20,021	**2,601**	3,118	2,936
Expected return on plan assets	**(27,795)**	(23,440)	(25,572)	**—**	—	—
Amortization of prior service cost	**(526)**	(467)	(346)	**(463)**	(80)	(137)
Amortization of losses (gains) and other	**7,988**	7,838	4,322	**747**	—	(500)
Total net benefit plan expense	**$ 7,958**	$ 10,370	$ 4,784	**$ 2,897**	$ 3,049	$ 2,312
Net benefit plan expense:						
U.S. plans	**$ 2,819**	$ 5,957	$ 2,388	**$ 2,897**	$ 3,049	$ 2,312
Foreign plans	**$ 5,139**	$ 4,413	$ 2,396	**—**	—	—
Total net benefit plan expense	**$ 7,958**	$ 10,370	$ 4,784	**$ 2,897**	$ 3,049	$ 2,312

The change in the benefit obligations associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	**2004**	**2003**	**2004**	**2003**
Benefit obligation at beginning of year	**$ 359,521**	$ 306,309	**$ 42,624**	$ 47,472
Service cost	**7,036**	6,597	**12**	11
Interest cost	**21,255**	19,842	**2,601**	3,118
Plan participants' contributions	**549**	817	**—**	—
Amendments	**—**	(2,131)	**—**	(3,825)
Curtailments	**(250)**	—	**—**	—
Actuarial losses (gains)	**32,462**	30,735	**(14,798)**	611
Exchange rate changes	**14,943**	17,631	**—**	—
Benefits paid directly or from plan assets	**(20,947)**	(20,279)	**(3,767)**	(4,763)
Benefit obligation at end of year	**$ 414,569**	$ 359,521	**$ 26,672**	$ 42,624
Benefit obligations at end of year:				
U.S. plans	**$ 198,689**	$ 186,728	**$ 26,672**	$ 42,624
Foreign plans	**215,880**	172,793	**—**	—
Total obligation at end of year	**$ 414,569**	$ 359,521	**$ 26,672**	$ 42,624

The total accumulated benefit obligation for the Company's defined benefit pension plans was $389,762,000 and $338,198,000 at December 31, 2004 and 2003, respectively.

The change in the plan assets associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	**2004**	**2003**	**2004**	**2003**
Fair value of plan assets at beginning of year	**$ 342,296**	$ 286,150	**$ —**	$ —
Actual return on plan assets	**25,853**	38,735	**—**	—
Actuarial gains	**5,010**	1,927	**—**	—
Company contributions	**18,210**	18,678	**3,767**	4,763
Plan participants' contributions	**549**	817	**—**	—
Exchange rate changes	**13,250**	15,697	**—**	—
Benefits paid from plan assets	**(20,380)**	(19,708)	**(3,767)**	(4,763)
Fair value of plan assets at end of year	**$ 384,788**	$ 342,296	**$ —**	$ —
Fair value of plan assets at end of year:				
U.S. plans	**$ 193,790**	$ 186,288	**$ —**	$ —
Foreign plans	**190,998**	156,008	**—**	—
Total fair value of plan assets at end of year	**$ 384,788**	$ 342,296	**$ —**	$ —

Asset investment allocations for the Company's main defined benefit pension and postretirement benefit plans in the United States and the United Kingdom, which account for over 99% of total plan assets, are as follows:

	Pension Benefits		Postretirement Benefits	
	2004	**2003**	**2004**	**2003**
U.S. plan:				
Equity securities	**62%**	58%	**—**	—
Fixed income debt securities and cash	**38%**	42%	**—**	—
U.K. plan:				
Equity securities	**48%**	50%	**—**	—
Fixed income debt securities and cash	**52%**	50%	**—**	—

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2004 and 2003, the investment strategy has been designed to approximate the performance of market indexes. The actual asset allocations at December 31, 2004 approximated the targeted allocations.

During 2004, the Company made contributions totaling $18,210,000 to the assets of its various defined benefit plans. Such contributions for 2005 are currently expected to approximate $8,000,000, assuming no change in the current discount rate or expected investment earnings.

The net assets (liabilities) associated with the Company's defined benefit pension and postretirement benefit plans recognized on the balance sheet consisted of the following:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	**2004**	**2003**	**2004**	**2003**
Plan assets less than benefit obligations at end of year	**$ (29,781)**	$ (17,225)	**$ (26,672)**	$ (42,624)
Unrecognized net loss	**164,770**	137,503	**(12,455)**	3,089
Unrecognized prior service cost	**(3,510)**	(4,039)	**(3,448)**	(3,911)
Unrecognized net transition obligation	**—**	—	**—**	—
Prepaid (accrued) pension cost	**131,479**	116,239	**(42,575)**	(43,446)
Underfunded plan adjustments recognized:				
Accrued minimum liability	**(2,542)**	(1,637)	**—**	—
Intangible asset	**101**	116	**—**	—
Accumulated other comprehensive income, net of tax	**1,507**	939	**—**	—
Net assets (liabilities) recognized on balance sheet at end of year	**$ 130,545**	$ 115,657	**$ (42,575)**	$ (43,446)

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	**2004**	**2003**	**2004**	**2003**
Balance sheet classification at end of year:				
Assets recognized:				
U.S. plans	**$ 71,021**	$ 66,478	**$ —**	$ —
Foreign plans	**66,166**	55,153	**—**	—
Liabilities recognized:				
U.S. plans	**(3,893)**	(3,707)	**(42,575)**	(43,446)
Foreign plans	**(4,256)**	(3,206)	**—**	—
Accumulated other comprehensive income, net of tax:				
U.S. plans	**331**	272	**—**	—
Foreign plans	**1,176**	667	**—**	—
Total recognized	**$ 130,545**	$ 115,657	**$ (42,575)**	$ (43,446)

The weighted-average assumptions associated with the Company's defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits		Postretirement Benefits	
	2004	**2003**	**2004**	**2003**
Assumptions related to net benefit costs:				
Domestic plans:				
Discount rate	**6.25%**	7.0%	**6.25%**	6.75%
Expected return on plan assets	**8.75%**	8.9%		
Rate of compensation increase	**4.5%**	4.5%		
Health care cost trend rate			**11.0%**	12.0%
Measurement date	**1/1/2004**	1/1/2003	**10/1/2003**	10/1/2002
International plans:				
Discount rate	**5.0 - 5.5%**	6.0%		
Expected return on plan assets	**5.5 - 7.5%**	6.0 - 8.0%		
Rate of compensation increase	**2.75 - 4.0%**	2.75 - 4.0%		
Measurement date	**12/31/2003**	12/31/2002		
Assumptions related to end of period benefit obligations:				
Domestic plans:				
Discount rate	**5.75%**	6.25%	**5.75%**	6.25%
Rate of compensation increase	**4.5%**	4.5%		
Health care cost trend rate			**10.0%**	11.0%
Measurement date	**12/31/2004**	12/31/2003	**10/1/2004**	10/1/2003
International plans:				
Discount rate	**5.0 - 5.5%**	5.5 - 5.75%		
Rate of compensation increase	**2.75 - 4.0%**	2.75 - 4.0%		
Measurement date	**12/31/2004**	12/31/2003		

The discount rates used for valuation calculations were lowered in 2004 to reflect the decrease in long-term interest rates. Additionally, the expected long-term rates of return on assets used to compute expense for the year ended December 31, 2004 were lowered from rates used in 2003 to reflect estimated future investment returns and anticipated asset allocations and investment strategies.

The rate of compensation increase for the domestic plans is based on an age-grade scale ranging from 3.0% to 7.5% with a weighted-average rate of approximately 4.5%.

The health care cost trend rate is assumed to decrease gradually from 11.0% to 5.0% by 2010 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in thousands)	One-percentage-point Increase	One-percentage-point Decrease
Effect on total of service and interest cost components in 2004	$ 92	$ (82)
Effect on postretirement benefit obligation as of December 31, 2004	$ 1,593	$ (1,424)

Year-end amounts applicable to the Company's pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets	
(dollars in thousands)	**2004**	**2003**	**2004**	**2003**
Fair value of applicable plan assets	**$ 384,788**	$ 156,464	**$ 4,750**	$ 4,493
Projected benefit obligation of applicable plans	**$ (414,569)**	$ (177,012)		
Accumulated benefit obligation of applicable plans			**$ (12,898)**	$ (11,369)

The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering the majority of salaried U.S. employees and certain domestic hourly employees, as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries, and several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen with respect to new entrants effective June 14, 1996, and the Retirement Plan was frozen with respect to new entrants effective May 1, 2003. Additionally, with respect to the Retirement Plan, the basic credits to participant account balances decreased from 4% of compensation below the Social Security Wage Base plus 8% of compensation in excess of the Social Security Wage Base to 3% and 6%, respectively, and vesting for participants who had not completed three full years of vesting service as of May 1, 2003 changed from a three-year graded vesting with 33% vested after three years and 100% vested after five years to five-year cliff vesting.

In addition, the Company's domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched with shares of the Company's Common stock or cash. In addition, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements and will make contributions equal to 2% of earnings of new employees hired on or after May 1, 2003, who are not eligible for participation in the Retirement Plan, based upon the achievement of certain financial objectives by the Company. The Company's expense under this plan for the years ended December 31, 2004, 2003 and 2002 amounted to $8,193,000, $8,050,000 and $8,192,000, respectively. In addition, the Company provides various savings plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution plans for the years ended December 31, 2004, 2003, and 2002 amounted to $8,020,000, $4,760,000 and $2,531,000, respectively.

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	**U.S. Plans**	**Foreign Plans**	**U.S. Plans**	**Foreign Plans**
Year ended December 31:				
2005	$ 13,090	$ 5,015	$ 3,152	$ —
2006	$ 12,867	$ 5,210	$ 3,129	$ —
2007	$ 13,883	$ 5,418	$ 3,054	$ —
2008	$ 13,538	$ 5,614	$ 2,991	$ —
2009	$ 16,410	$ 5,811	$ 2,862	$ —
2010 - 2014	$ 86,776	$ 32,194	$ 12,398	$ —

Certain of the Company's employees participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Certain employees will receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Effective January 1, 2004, various postretirement benefit plans were consolidated to standardize the provisions across all plans and update the plan design to control rising costs, which resulted in an actuarial gain of $3,825,000 that will be amortized over ten years.

Note 9: Stock Options and Employee Stock Purchase Plan

The Company maintains two equity compensation plans which require the approval of security holders with regard to shares available for grant — the Long-term Incentive Plan, as Amended and Restated as of November 2002 (the Long-term Incentive Plan) and the Second Amended and Restated 1995 Stock Option Plan for Non-employee Directors (the Non-employee Director Stock Option Plan). An additional plan, the Broad Based 2000 Incentive Plan (the Broad Based Incentive Plan) did not require shareholder approval of the number of shares available for grant at the time the plan was initially established. However, under new corporate governance rules recently implemented by the New York Stock Exchange and approved by the Securities and Exchange Commission, all stock compensation plans now require shareholder approval for future increases in options available for grant and for material plan amendments.

The following table summarizes stock option activity for each of the three years ended December 31:

	Number of Shares			
	Broad Based Incentive Plan	**Long-term Incentive Plan**	**Non-employee Director Plan**	**Weighted Average Exercise Prices**
Stock options outstanding at December 31, 2001	1,932,068	4,924,807	337,224	$45.03
Options granted	1,012,800	614,802	42,000	$47.20
Options cancelled	(98,662)	(124,903)	(10,808)	$51.74
Options exercised	(44,987)	(311,841)	(54,946)	$32.34
Stock options outstanding at December 31, 2002	2,801,219	5,102,865	313,470	$45.92
Options granted	274,046	1,397,736	36,000	$44.26
Options cancelled	(164,725)	(302,156)	(65,516)	$53.23
Options exercised	(97,888)	(600,037)	(6,000)	$31.35
Stock options outstanding at December 31, 2003	2,812,652	5,598,408	277,954	$46.32
Options granted	**37,400**	**601,062**	**36,000**	**$50.56**
Options cancelled	**(91,201)**	**(253,021)**	**(37,740)**	**$55.09**
Options exercised	**(479,496)**	**(909,755)**	**(48,030)**	**$38.19**
Stock options outstanding at December 31, 2004	**2,279,355**	**5,036,694**	**228,184**	**$47.75**
Weighted-average exercise price of options outstanding at December 31, 2004	**$45.20**	**$48.54**	**$55.88**	**$47.75**

Information relating to selected ranges of exercise prices for outstanding and exercisable options at December 31, 2004 was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding as of 12/31/2004**	**Weighted-Average Years Remaining on Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable as of 12/31/2004**	**Weighted-Average Exercise Price**
$24.19 — $33.00	876,679	6.01	$31.31	876,679	$31.31
$34.34 — $42.69	755,181	4.30	$39.92	739,354	$39.92
$42.75 — $42.93	1,209,628	8.87	$42.93	353,034	$42.93
$43.67 — $46.34	158,402	5.59	$45.62	100,736	$45.91
$46.91 — $46.91	1,315,002	7.87	$46.91	1,302,436	$46.91
$47.06 — $50.31	802,842	6.20	$49.17	493,757	$48.47
$50.81 — $53.43	268,045	4.67	$51.94	253,379	$51.88
$53.72 — $53.72	1,229,118	5.12	$53.72	1,229,118	$53.72
$54.41 — $78.94	900,081	2.94	$66.73	899,231	$66.74
$79.94 — $79.94	29,255	3.47	$79.94	29,255	$79.94
$24.19 — $79.94	7,544,233	6.06	$47.75	6,276,979	$48.32

Options are granted to key employees under the Long-term and Broad Based Incentive Plans and generally become exercisable on the first anniversary date following the date of grant in one-third increments each year. Certain key executives also elected in 2001 to receive options in lieu of salary for the salary period ending December 31, 2002. The options granted under the Options in Lieu of Salary Program became exercisable at the end of the salary period and will expire five years after the beginning of the salary period. The Options in Lieu of Salary Program was discontinued effective January 1, 2003.

Under the Company's Non-employee Director Stock Option Plan, non-employee directors receive a grant of 6,000 stock options annually and, for new directors, upon first joining the Board. The options generally expire five years after the date of grant and become exercisable one year following the date of grant. In addition, prior to January 1, 2003, directors were permitted to take either a portion of or their full annual retainer in cash ($30,000) or receive, in lieu of cash, additional stock options. During 2001, all directors received their full retainer for the service year 2002 in stock options. These retainer options, totaling 25,740 shares, became exercisable one year following the beginning of the retainer period and will expire five years following the beginning of the retainer period. The exercise price for all option grants is equal to the fair market value of the Company's stock at the date of grant.

As of December 31, 2004, shares reserved for future grants under the Broad Based Incentive, Long-term Incentive and Non-employee Director Stock Option Plans were 104,420, 1,897,862 and 337,752, respectively.

Had the Company followed the alternative fair value method of accounting for stock-based compensation, the weighted-average fair value per share of options granted during 2004, 2003 and 2002 would have been $13.14, $14.67 and $17.09, respectively. The weighted-average fair value per share of stock purchases under the Employee Stock Purchase Plan during 2003 and 2002 would have been $15.45 and $14.52, respectively. The fair values were estimated using the Black-Scholes model with the following weighted-average assumptions:

	Year Ended December 31,		
	2004	**2003**	**2002**
Expected life (in years)	**3.5**	3.4	3.3
Risk-free interest rate	**3.1%**	2.6%	2.4%
Volatility	**29.0%**	41.8%	47.6%
Dividend yield	**0.0%**	0.0%	0.0%

Further information on the impact on net income and earnings per share of using the alternative fair value method to recognize stock-based employee compensation expense may be found in Note 1 of the Notes to Consolidated Financial Statements.

Employee Stock Purchase Plan

Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time employees in the United States, U.K., Ireland, Norway, Singapore and Canada, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company's Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company's Common stock. Under the 2003/2004 plan, more than 1,700 employees elected to purchase approximately 173,000 shares of the Company's Common stock at $40.71 per share, or 85% of the market price of the Company's Common stock on July 31, 2004, if lower. A total of 162,440 shares were purchased at $35.85 per share on July 31, 2003 under the 2002/2003 plan. However, due to the requirement of SFAS 123R to recognize expense associated with this plan, the Company elected not to offer this plan in 2004.

Note 10: Long-term Debt

The Company's debt obligations were as follows:

	December 31,	
(dollars in thousands)	**2004**	**2003**
Senior notes, net of $103 of unamortized original issue discount	**$ 200,473**	$ —
Convertible debentures, net of $0 of unamortized original issue discount ($62,446 at December 31, 2003)	**253,750**	458,310
Other debt	**4,475**	3,399
Obligations under capital leases	**6,976**	7,363
	465,674	469,072
Current maturities	**(7,319)**	(265,011)
Long-term portion	**$ 458,355**	$ 204,061

On March 12, 2004, the Company issued the senior notes due 2007 (the Senior Notes) in the aggregate amount of $200,000,000, with an interest rate of 2.65%, payable semi-annually on April 15 and October 15. In May 2004, the Company entered into interest rate swap agreements on a notional amount of $150,000,000 of its Senior Notes to take advantage of short-term interest rates available. Under these agreements, the Company receives interest from the counterparties at fixed rates of 2.65% and pays to the counterparties a floating rate of approximately LIBOR minus 0.8%. The hedges are considered perfectly effective against changes in the fair value of the debt due to the terms of the debt instrument and the hedge being the same, therefore there is no impact on the Consolidated Results of Operations for any changes in the fair value of the hedges. In accordance with SFAS 133, the shortcut method applies and there is no need to periodically reassess the effectiveness of the hedge during the term of the swaps, subject to any material change in the credit quality of the counterparties to these hedges. The swap agreements are recorded at fair value and are classified in Other Long-Term Assets with the offset to Long-Term Debt on the accompanying Consolidated Balance Sheets. The aggregate fair value of the swaps was a an asset of $575,319 as of December 31, 2004.

On May 11 and June 10, 2004, the Company issued an aggregate amount of $230,000,000 and $8,000,000, respectively, of twenty-year convertible debentures due 2024 with an interest rate of 1.5%, payable semi-annually on May 15 and November 15 (the 1.5% Convertible Debentures). The Company has the right to redeem the 1.5% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.5% Convertible Debentures are convertible into the Company's common stock at a rate of 14.4857 shares per debenture, or $69.03 per share. The holders can convert the debentures into the Company's common stock only under the following circumstances:

- during any quarter in which the sales price of the Company's common stock exceeds 120% of the conversion price for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding quarter;
- during any five consecutive trading-day period immediately following any five consecutive trading-day period in which the average trading price for the debentures is less than 97% of the average conversion value of the debentures;
- upon fundamental changes in the ownership of the Company's common stock, which would include a change of control as defined in the debenture agreement.

At any time before conversion, the Company may irrevocably elect to satisfy with cash its conversion obligation for up to 100% of the principal amount of any debentures submitted for conversion, with any remaining amount to be satisfied in shares of the Company's common stock. The Company has elected to use the "cash pay" provision with respect to its 1.5% Convertible Debentures for any debentures tendered for conversion or designated for redemption.

On May 16, 2001, the Company issued two series of convertible debentures with aggregate gross proceeds to the Company of $450,000,000. The first series consisted of twenty-year zero-coupon convertible debentures (the Zero-Coupon Convertible Debentures) with an aggregate principal amount at maturity of approximately $320,756,000, and was repurchased in May 2004 for $259,524,000, net of unamortized discounts of $61,200,000.

The second series consisted of twenty-year convertible debentures in an aggregate amount of $200,000,000, with an interest rate of 1.75%, payable semi-annually on May 15 and November 15 (the 1.75% Convertible Debentures). The Company has the right to redeem the 1.75% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.75% Convertible Debentures are convertible into the Company's common stock at a rate of 10.5158 shares per debenture, or $95.095 per share. In May 2004, the Company redeemed $184,250,000 of the 1.75% Convertible Debentures.

The net proceeds from the Senior Notes and the 1.5% Convertible Debentures were used to retire the Company's Zero-Coupon Convertible Debentures and 1.75% Convertible Debentures, and for other purposes, including share repurchases.

In connection with the early retirement of the Zero-Coupon Convertible Debentures and the 1.75% Convertible Debentures, the Company recorded a $6,844,000 pre-tax charge to write off the unamortized debt issuance costs associated with these debentures during the second quarter of 2004. This charge has been reflected in the caption entitled "Interest Expense" in the accompanying Consolidated Results of Operations.

As of December 31, 2004, the Company was party to a credit agreement (the Credit Agreement) with various banks, which provides for a multi-currency borrowing capacity, plus the ability to issue letters of credit, totaling $200,000,000, expiring December 12, 2007. The Credit Agreement provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.40%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility, plus a usage fee of 0.125% on the outstanding borrowings if such amounts exceed 33% of the total amount committed, or approximately $66,000,000. The Credit Agreement also contains certain covenants including maintaining specific interest coverage and debt-to-total capitalization ratios. The Company is in compliance with all loan covenants. The entire amount of the facility was available for borrowing at December 31, 2004.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

Other debt has a weighted-average interest rate of 2.0% at December 31, 2004 (4.13% at December 31, 2003).

Future maturities of the Company's debt (excluding capital leases) are approximately $16,087,000 in 2006, $200,473,000 in 2007 and $238,000,000 in 2009. Maturities in 2006 include $15,750,000 related to the 1.75% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 18, 2006 and maturities in 2009 include $238,000,000 related to the 1.5% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 15, 2009. During February 2005, the Company retired $15,000,000 of the remaining 1.75% Convertible Debentures.

Interest paid during the years ended December 31, 2004, 2003 and 2002 approximated $16,619,000, $4,143,000, and $4,901,000, respectively. Capitalized interest during these same periods totaled $0, $0, and $371,000, respectively.

Note 11: Leases

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2004, 2003 and 2002 were $23,157,000, $21,226,000, and $14,583,000, respectively. Future minimum lease payments with respect to capital leases and operating leases with terms in excess of one year were as follows:

(dollars in thousands)	Capital Lease Payments	Operating Lease Payments
Year ended December 31:		
2005	$ 3,180	$ 19,706
2006	2,105	12,126
2007	1,167	11,124
2008	442	8,698
2009	237	8,334
Thereafter	—	89,181
Future minimum lease payments	7,131	149,169
Less: amount representing interest	(155)	—
Lease obligations at December 31, 2004	$ 6,976	$ 149,169

Note 12: Income Taxes

The components of income (loss) before income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2004**	2003	2002
Income (loss) before income taxes:			
U.S. operations	**$ 23,814**	$ 21,590	$ (1,958)
Foreign operations	**109,105**	56,013	87,103
Income before income taxes	**$ 132,919**	$ 77,603	$ 85,145

The provisions for income taxes charged to operations were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2004**	2003	2002
Current:			
U.S. federal	**$ 8,831**	$ 4,574	$ 2,559
U.S. state and local	**1,119**	1,032	1,835
Foreign	**18,835**	20,288	21,962
	28,785	25,894	26,356
Deferred:			
U.S. federal	**6,046**	(293)	(4,768)
U.S. state and local	**909**	(44)	(717)
Foreign	**2,764**	(5,195)	3,805
	9,719	(5,532)	(1,680)
Income tax provision	**$ 38,504**	$ 20,362	$ 24,676

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2004**	**2003**	**2002**
U.S. federal statutory rate	**35.00%**	35.00%	35.00%
State and local income taxes	**0.85**	1.26	0.20
Tax exempt income	**(2.13)**	(5.76)	(3.08)
Foreign statutory rate differential	**(8.77)**	(14.84)	(6.36)
Change in valuation allowance on deferred tax assets	**0.21**	7.08	0.81
Nondeductible expenses	**1.77**	2.30	1.03
Foreign income currently taxable in U.S.	**2.11**	1.29	—
All other	**(0.07)**	(0.09)	1.38
Total	**28.97%**	26.24%	28.98%
Total income taxes paid	**$ 38,853**	$ 16,132	$ 25,821

Components of deferred tax assets (liabilities) were as follows:

	December 31,	
(dollars in thousands)	**2004**	**2003**
Deferred tax liabilities:		
Plant and equipment	**$ (30,544)**	$ (37,523)
Inventory	**(50,813)**	(46,195)
Pensions	**(38,884)**	(36,687)
Other	**(23,777)**	(37,135)
Total deferred tax liabilities	**(144,018)**	(157,540)
Deferred tax assets:		
Postretirement benefits other than pensions	**16,544**	16,618
Reserves and accruals	**33,154**	27,342
Net operating losses and related deferred tax assets	**135,095**	137,978
Other	**49**	536
Total deferred tax assets	**184,842**	182,474
Valuation allowance	**(23,860)**	(23,613)
Net deferred tax assets (liabilities)	**$ 16,964**	$ 1,321

During the last three years, certain of the Company's international operations have incurred losses that have not been tax benefited, while others utilized part of the unrecorded benefit of prior year losses. As a result of the foregoing, the valuation allowances established in prior years were increased in 2004, 2003, and 2002, respectively, by $247,000, $5,492,000, and $694,000 with a corresponding increase in the Company's income tax expense.

At December 31, 2004, the Company had U.S. net operating loss carryforwards of approximately $294,000,000 that will expire in 2020 - 2023 if not utilized. At December 31, 2004, the Company had net operating loss carryforwards of approximately $36,000,000 and $10,000,000 in Brazil and Germany, respectively, that had no expiration periods. The Company had a valuation allowance of $23,860,000 as of December 31, 2004 against the net operating loss and other carryforwards. The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the net deferred tax asset would be charged to income in the period such determination was made.

The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $6,645,000, $4,831,000, and $2,944,000 in 2004, 2003, and 2002, respectively.

The Company considers that all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, to essentially be permanently reinvested. An estimate of these amounts considered permanently reinvested is $415,000,000. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates to be remitted.

On October 22, 2004, the American Jobs Creation Act of 2004 was passed into law creating a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the U.S. at an effective tax rate of 5.25%. As stated above, the Company considers unremitted earnings of its foreign subsidiaries, with certain exceptions, to be permanently reinvested. The Company will make no change in this assumption until all factors on the utilization of this special provision have been reviewed. If the Company were to repatriate the entire $415,000,000 described above, a U.S. tax liability of approximately $22,000,000 would occur.

Note 13: Stockholders' Equity

Common Stock

Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 shares of Common stock, par value $.01 per share. In August 2004, the Company's Board of Directors approved the repurchase of up to 5,000,000 shares of the Company's Common stock through the open market or structured purchases, replacing all previous share repurchase authorizations. As of December 31, 2004, the Company had repurchased approximately 625,000 shares under the August 2004 resolution and had remaining authority to repurchase approximately 4,375,000 additional shares.

Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding
Balance - December 31, 2001	54,566,054	(571,320)	53,994,734
Stock issued under stock option and other employee benefit plans	—	516,366	516,366
Balance - December 31, 2002	54,566,054	(54,954)	54,511,100
Purchase of treasury stock	—	(1,251,900)	(1,251,900)
Stock issued under stock option and other employee benefit plans	367,604	176,254	543,858
Balance - December 31, 2003	54,933,658	(1,130,600)	53,803,058
Purchase of treasury stock	—	**(1,965,800)**	**(1,965,800)**
Stock issued under stock option and other employee benefit plans	—	**1,300,557**	**1,300,557**
Balance - December 31, 2004	**54,933,658**	**(1,795,843)**	**53,137,815**

At December 31, 2004, 11,106,127 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2004, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

Stockholder Rights Plan

On May 23, 1995, the Company's Board of Directors declared a dividend distribution of one Right for each then-current and future outstanding share of Common stock. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share, for an exercise price of $300. Unless earlier redeemed by the Company at a price of $.01 each, the Rights become exercisable only in certain circumstances constituting a potential change in control of the Company, described below, and will expire on October 31, 2007.

Each share of Series A Junior Participating Preferred Stock purchased upon exercise of the Rights will be entitled to certain minimum preferential quarterly dividend payments as well as a specified minimum preferential liquidation payment in the event of a merger, consolidation or other similar transaction. Each share will also be entitled to 100 votes to be voted together with the Common stockholders and will be junior to any other series of Preferred Stock authorized or issued by the Company, unless the terms of such other series provides otherwise.

Except as otherwise provided in the Plan, in the event any person or group of persons acquire beneficial ownership of 20% or more of the outstanding shares of Common stock, each holder of a Right, other than Rights beneficially owned by the acquiring person or group (which will have become void), will have the right to receive upon exercise of a Right that number of shares of Common stock of the Company, or, in certain instances, Common stock of the acquiring person or group, having a market value equal to two times the current exercise price of the Right.

Retained Earnings

Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $1,221,000,000 at December 31, 2004.

Note 14: Business Segments

The Company's operations are organized into three separate business segments — Cameron, CCV and Cooper Compression.

Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron's products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling risers, separation equipment and aftermarket parts and services. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressure and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV's products include gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. Based upon the amount of equipment installed worldwide and available industry data, Cooper Compression is a leading provider of compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company's primary customers are major and independent oil and gas exploration and production companies, foreign national oil and gas companies, engineering and construction companies, drilling operators, pipeline companies, refiners and other industrial and petrochemical processing companies. Cooper Compression's customers also include manufacturers and companies in the air separation, power production and chemical process industries.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2004, 2003 and 2002, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling $31,849,000, $28,703,000 and $28,020,000, respectively. Cameron accounted for 84%, 85% and 85% of each respective year's total costs.

Summary financial data by segment follows:

	For the Year Ended December 31, 2004				
(dollars in thousands)	**Cameron**	**CCV**	**Cooper Compression**	**Corporate & Other**	**Consolidated**
Revenues	$ 1,402,796	$ 350,095	$ 339,954	$ —	$ 2,092,845
Depreciation and amortization	$ 51,330	$ 12,197	$ 16,896	$ 2,418	$ 82,841
Interest income	$ —	$ —	$ —	$ (4,874)	$ (4,874)
Interest expense	$ —	$ —	$ —	$ 17,753	$ 17,753
Income (loss) before income taxes and cumulative effect of accounting change	$ 118,828	$ 37,836	$ 24,627	$ (48,372)	$ 132,919
Capital expenditures	$ 28,929	$ 13,717	$ 6,853	$ 3,982	$ 53,481
Total assets	$ 1,430,256	$ 404,360	$ 294,624	$ 227,190	$ 2,356,430

(dollars in thousands)	Cameron	CCV	Cooper Compression	Corporate & Other	Consolidated
			For the Year Ended December 31, 2003		
Revenues	$ 1,018,517	$ 307,054	$ 308,775	$ —	$ 1,634,346
Depreciation and amortization	$ 51,211	$ 12,724	$ 17,210	$ 2,420	$ 83,565
Interest income	$ —	$ —	$ —	$ (5,198)	$ (5,198)
Interest expense	$ —	$ —	$ —	$ 8,157	$ 8,157
Income (loss) before income taxes and cumulative effect of accounting change	$ 63,364	$ 33,694	$ 10,268	$ (29,723)	$ 77,603
Capital expenditures	$ 40,153	$ 9,664	$ 7,152	$ 7,696	$ 64,665
Total assets	$ 1,233,172	$ 320,982	$ 298,020	$ 288,511	$ 2,140,685

(dollars in thousands)	Cameron	CCV	Cooper Compression	Corporate & Other	Consolidated
			For the Year Ended December 31, 2002		
Revenues	$ 918,677	$ 273,507	$ 345,916	$ —	$ 1,538,100
Depreciation and amortization	$ 46,040	$ 10,122	$ 19,216	$ 2,529	$ 77,907
Interest income	$ —	$ —	$ —	$ (8,542)	$ (8,542)
Interest expense	$ —	$ —	$ —	$ 7,981	$ 7,981
Income (loss) before income taxes and cumulative effect of accounting change	$ 76,261	$ 37,290	$ (8,477)	$ (19,929)	$ 85,145
Capital expenditures	$ 39,253	$ 9,266	$ 9,689	$ 23,940	$ 82,148
Total assets	$ 1,067,598	$ 303,506	$ 300,665	$ 325,901	$ 1,997,670

For internal management reporting, and therefore the above segment information, consolidated interest income and expense are treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item. Spending for the Company's enterprise-wide software upgrade has been reflected as a Corporate capital expenditure since 2001. In connection with the initial implementation of this system in 2002, amortization expense, as well as the associated asset, is being reflected in each segment's information above for 2004 and 2003.

Geographic revenue by shipping location and long-lived assets related to operations as of and for the years ended December 31 were as follows:

(dollars in thousands)	**2004**	2003	2002
Revenues:			
United States	**$ 1,016,125**	$ 833,935	$ 836,264
United Kingdom	**444,134**	288,693	256,213
Other foreign countries	**632,586**	511,718	445,623
Total revenues	**$ 2,092,845**	$ 1,634,346	$ 1,538,100
Long-lived assets:			
United States	**$ 559,987**	$ 468,717	$ 505,069
United Kingdom	**130,057**	126,758	117,752
Other foreign countries	**236,547**	195,586	158,535
Total long-lived assets	**$ 926,591**	$ 791,061	$ 781,356

Note 15: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

At December 31, 2004, the Company was contingently liable with respect to approximately $133,734,000 of standby letters of credit issued on its behalf by financial institutions in connection with the delivery, installation and performance of the Company's products under contracts with customers throughout the world. The Company was also liable for approximately $25,452,000 of bank guarantees, insurance bonds, and letters of credit used to secure certain financial obligations of the Company. While many of the letters of credit expire within the next one to three years, the Company would expect to continue to issue new or extend existing letters in the normal course of business. In addition, the Company has provided third parties with guarantees of a portion of the outstanding bank loans of its joint ventures, as well as other matters, totaling $1,494,000 at December 31, 2004. Approximately $725,600 of the Company's cash at December 31, 2004 was restricted for use in support of a portion of the standby letters of credit above and to satisfy certain other third-party obligations.

The Company's other off-balance sheet risks were not material.

Concentrations of Credit Risk

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2004.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, short-term marketable debt and equity securities, trade receivables, trade payables, derivative instruments and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.

The Company's short-term investments at December 31, 2003 (which consisted entirely of available-for-sale securities) consisted of auction rate preferred stock of which the carrying amount and fair value was $22,033,000.

The primary portion of the Company's debt consists of fixed-rate convertible debentures. Based on quoted market prices, the book value for this debt at December 31, 2004 was $8,201,000 lower than the fair value. The difference between book value and fair value on the Company's other fixed-rate debt was not material. Additional information on the Company's debt may be found in Note 10 of the Notes to Consolidated Financial Statements.

Note 16: Summary of Noncash Investing and Financing Activities

The effect on net assets of noncash investing and financing activities was as follows:

	Year Ended December 31,	
(dollars in thousands)	**2004**	**2003**
Common stock issued for employee stock ownership plans	**$ (189)**	$ 5,831
Tax benefit of certain employee stock benefit plan transactions	**$ 6,645**	$ 4,831
Other	**$ (69)**	$ (579)

Note 17: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,		
(amounts in thousands)	**2004**	**2003**	**2002**
Income before cumulative effect of accounting change	**$ 94,415**	$ 57,241	$ 60,469
Cumulative effect of accounting change	**—**	12,209	—
Net income	**94,415**	69,450	60,469
Add back interest on convertible debentures, net of tax	**—**	5,248	5,024
Net income (assuming conversion of convertible debentures)	**$ 94,415**	$ 74,698	$ 65,493
Average shares outstanding (basic)	**53,272**	54,403	54,215
Common stock equivalents	**582**	665	862
Incremental shares from assumed conversion of convertible debentures	**—**	4,732	4,732
Shares utilized in diluted earnings per share calculation	**53,854**	59,800	59,809

	Year Ended December 31,		
	2004	**2003**	**2002**
Basic earnings per share:			
Before cumulative effect of accounting change	**$1.77**	$1.05	$1.12
Cumulative effect of accounting change	—	0.23	—
Net income per share	**$1.77**	$1.28	$1.12

	Year Ended December 31,		
	2004	**2003**	**2002**
Diluted earnings per share:			
Before cumulative effect of accounting change	**$1.75**	$1.04	$1.10
Cumulative effect of accounting change	—	0.21	—
Net income per share	**$1.75**	$1.25	$1.10

Diluted shares and net income used in computing diluted earnings per common share have been calculated using the if-converted method for the Company's Zero-Coupon Convertible Debentures and the 1.75% Convertible Debentures for the years ended December 31, 2003 and 2002. For the year ended December 31, 2004, these debentures were anti-dilutive. The Company's 1.5% Convertible Debentures have not been included in the calculation of diluted earnings per share for the year ended December 31, 2004, since the Company irrevocably elected to use the "cash pay" provision contained therein.

Note 18: Accumulated Other Elements of Comprehensive Income

Accumulated other elements of comprehensive income comprised the following:

	December 31,	
(dollars in thousands)	**2004**	**2003**
Accumulated foreign currency translation gain	**$ 96,600**	$ 56,268
Accumulated adjustments to record minimum pension liabilities, net of tax	**(1,507)**	(939)
Difference between cost and fair value of short-term investments and other, net of tax	**(119)**	—
	$ 94,974	$ 55,329

Note 19: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2004 (by quarter)			
(dollars in thousands, except per share data)	**1**	**2**	**3**	**4**
Revenues	$462,497	$544,633	$538,467	$547,247
Gross margin[1]	$116,758	$128,211	$143,182	$144,424
Plant closing, business realignment and other related costs	$ 3,494	$ 562	$ 95	$ 1,945
Income from liquidation of LIFO inventory layers, primarily at Cooper Compression	—	—	$ 4,319	$ 5,365
Net income	$ 17,250	$ 18,683	$ 29,484	$ 28,998
Earnings per share:				
Basic	$ 0.32	$ 0.35	$ 0.56	$ 0.54
Diluted	$ 0.31	$ 0.35	$ 0.55	$ 0.54

(dollars in thousands, except per share data)	2003 (by quarter) 1	2	3	4
Revenues	$361,073	$400,913	$429,153	$443,207
Gross margin[1]	$103,975	$117,559	$123,730	$107,432
Plant closing, business realignment and other related costs	$ 5,500	—	$ 5,862	$ 3,211
Income from liquidation of LIFO inventory layers, primarily at Cooper Compression	—	$ 5,899	$ 2,857	$ 7,176
Income before cumulative effect of accounting change	$ 8,411	$ 20,753	$ 24,017	$ 4,060
Net income	$ 8,411	$ 20,753	$ 36,226	$ 4,060
Earnings per share:				
Basic —				
Income before cumulative effect of accounting change	$ 0.15	$ 0.38	$ 0.44	$ 0.08
Net income	$ 0.15	$ 0.38	$ 0.67	$ 0.08
Diluted —				
Income before cumulative effect of accounting change	$ 0.15	$ 0.37	$ 0.42	$ 0.07
Net income	$ 0.15	$ 0.37	$ 0.63	$ 0.07

[1] Gross margin equals revenues less cost of sales before depreciation and amortization.

Note 20: Contingencies

The Company is subject to a number of contingencies which include environmental matters, litigation and tax contingencies.

Environmental Matters

The Company's worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third party audit program, believes it is in substantial compliance with these regulations.

Cooper Cameron has been identified as a potentially responsible party ("PRP") with respect to four sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws. The Company's involvement at three of the sites is believed to be at a de minimis level. The fourth site is Osborne, Pennsylvania (a landfill into which the Cooper Compression operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. As of December 31, 2004, the Company's consolidated financial statements include a liability balance of $7,300,000 for environmental matters.

Legal Matters

Cooper Cameron is a named defendant in three lawsuits regarding contaminated underground water in a residential area adjacent to a former manufacturing site of one of its predecessors. In Valice v. Cooper Cameron Corporation (80th Jud. Dist. Ct., Harris County, filed June 21, 2002), the plaintiffs claim that the contaminated underground water has reduced property values and threatens the health of the area residents and request class action status which, to date, has not been granted. The plaintiffs seek an analysis of the contamination, reclamation, and recovery of actual damages for the loss of property value. There are approximately 150 homes in the affected area with an estimated aggregate appraised value of $150 million. In Oxman vs. Meador, Marks, Heritage Texas Properties, and Cooper Cameron Corporation (80th Jud. Dist. Ct., Harris County, filed February 7, 2003), and Kramer v. Cooper Cameron (190th Judicial District, Harris County, filed May 29, 2003), the plaintiffs purchased property in the area and allege a failure by the defendants to disclose the presence of contamination and seek to recover unspecified monetary damages. The Company has been and is currently working with the Texas Commission on Environmental Quality and continues to monitor the underground water in the area. The Company is of the opinion that there is no risk to area residents and that the lawsuits essentially reflect concerns over possible declines in property value. In an effort to mitigate homeowners' concerns and reduce potential exposure from any such decline in property values, the Company has entered into 22 written agreements with residents that obligate the Company to either reimburse sellers in the area for the estimated decline in value due to a potential buyer's concerns related to the contamination or to purchase the property after an agreed marketing period. Twelve of these agreements remain outstanding. To date the Company has three properties it has purchased that remain unsold, with an appraised value of $11,315,000. The Company has also negotiated settlements with owners of four properties sold in the area which were not subject to any written agreement with the Company. The Company has recognized total expenses of $4,839,000 related to the various agreements with homeowners. The Company believes any potential exposure from these agreements, or, based on its review of the facts and law, any potential exposure from these, or similar, suits will not have a material adverse effect on its results of operations, financial condition or liquidity.

Cooper Cameron has been named defendant in a number of multi-defendant, multi-plaintiff tort lawsuits since 1995, 132 of which have been closed and 262 which remain open. Of the 132 cases closed, 45 have been by a settlement at a cost of approximately $19,000 per case. The Company made no settlement payments in the remaining 87 cases. As of December 31, 2004, the Company's Consolidated Balance Sheet included a liability of $3,364,000 for the 262 cases which remain open. The Company believes, based on its review of the facts and law, that the potential exposure from the remaining suits will not have a material adverse effect on its results of operations, financial condition or liquidity.

Tax Contingencies

The Company has operations in over 35 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations which the Company is subject to are subject to interpretation and/or judgment. Although the Company believes that the tax liability for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent that a taxing authority believes that the Company has not prepared its tax filings in accordance with the authority's interpretation of the tax laws/regulations, the Company could be exposed to additional taxes.

Selected Consolidated Historical Financial Data of Cooper Cameron Corporation

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2004. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,				
(dollars in thousands, except per share data)	**2004**	**2003**	**2002**	**2001**	**2000**
Income Statement Data:					
Revenues	**$ 2,092,845**	$ 1,634,346	$ 1,538,100	$ 1,562,899	$ 1,383,733
Costs and expenses:					
Cost of sales (exclusive of depreciation and amortization)	**1,560,268**	1,181,650	1,102,504	1,081,078	985,404
Selling and administrative expenses	**300,124**	288,569	273,105	251,303	264,173
Depreciation and amortization	**82,841**	83,565	77,907	83,095	75,321
Non-cash write-down of technology investment	**3,814**	—	—	—	—
Interest income	**(4,874)**	(5,198)	(8,542)	(8,640)	(2,976)
Interest expense	**17,753**	8,157	7,981	13,481	18,038
Total costs and expenses	**1,959,926**	1,556,743	1,452,955	1,420,317	1,339,960
Income before income taxes and cumulative effect of accounting change	**132,919**	77,603	85,145	142,582	43,773
Income tax provision	**(38,504)**	(20,362)	(24,676)	(44,237)	(16,113)
Income before cumulative effect of accounting change	**94,415**	57,241	60,469	98,345	27,660
Cumulative effect of accounting change	—	12,209	—	—	—
Net income	**$ 94,415**	$ 69,450	$ 60,469	$ 98,345	$ 27,660
Basic earnings per share:					
Before cumulative effect of accounting change	**$ 1.77**	$ 1.05	$ 1.12	$ 1.82	$ 0.52
Cumulative effect of accounting change	—	0.23	—	—	—
Net income per share	**$ 1.77**	$ 1.28	$ 1.12	$ 1.82	$ 0.52
Diluted earnings per share:					
Before cumulative effect of accounting change	**$ 1.75**	$ 1.04	$ 1.10	$ 1.75	$ 0.50
Cumulative effect of accounting change	—	0.21	—	—	—
Net income per share	**$ 1.75**	$ 1.25	$ 1.10	$ 1.75	$ 0.50
Balance Sheet Data (at the end of period):					
Total assets	**$ 2,356,430**	$ 2,140,685	$ 1,997,670	$ 1,875,052	$ 1,493,873
Stockholders' equity	**$ 1,228,247**	$ 1,136,723	$ 1,041,303	$ 923,281	$ 842,279
Long-term debt	**$ 458,355**	$ 204,061	$ 462,942	$ 459,142	$ 188,060
Other long-term obligations	**$ 141,568**	$ 119,982	$ 118,615	$ 114,858	$ 117,503

Reconciliation of GAAP to Non-GAAP Financial Information

(dollars in thousands)	Year ended December 31, 2004				
	Cameron	Cooper Cameron Valves	Cooper Compression	Corporate and other	Total
Income (loss) before income taxes and cumulative effect of accounting change	$ 118,828	$ 37,836	$ 24,627	$ (48,372)	$ 132,919
Depreciation and amortization	51,330	12,197	16,896	2,418	82,841
Interest income	—	—	—	(4,874)	(4,874)
Interest expense	—	—	—	17,753	17,753
EBITDA	$ 170,158	$ 50,033	$ 41,523	$ (33,075)	$ 228,639
EBITDA (as a percent of revenues)	12.1%	14.3%	12.2%	N/A	10.9%

(dollars in thousands)	Year ended December 31, 2003				
	Cameron	Cooper Cameron Valves	Cooper Compression	Corporate and other	Total
Income (loss) before income taxes and cumulative effect of accounting change	$ 63,364	$ 33,694	$ 10,268	$ (29,723)	$ 77,603
Depreciation and amortization	51,211	12,724	17,210	2,420	83,565
Interest income	—	—	—	(5,198)	(5,198)
Interest expense	—	—	—	8,157	8,157
EBITDA	$ 114,575	$ 46,418	$ 27,478	$ (24,344)	$ 164,127
EBITDA (as a percent of revenues)	11.2%	15.1%	8.9%	N/A	10.0%

(dollars in thousands)	Year ended December 31, 2002				
	Cameron	Cooper Cameron Valves	Cooper Compression	Corporate and other	Total
Income (loss) before income taxes and cumulative effect of accounting change	$ 76,261	$ 37,290	$ (8,477)	$ (19,929)	$ 85,145
Depreciation and amortization	46,040	10,122	19,216	2,529	77,907
Interest income	—	—	—	(8,542)	(8,542)
Interest expense	—	—	—	7,981	7,981
EBITDA	$ 122,301	$ 47,412	$ 10,739	$ (17,961)	$ 162,491
EBITDA (as a percent of revenues)	13.3%	17.3%	3.1%	N/A	10.6%

Stockholder Information

Transfer Agent and Registrar

EquiServe Trust Company, N.A.

General correspondence about your shares should be addressed to:

EquiServe Trust Company, N.A.
Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069

Website: www.equiserve.com
E-mail: equiserve@equiserve.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern Time.

Additional Stockholder Assistance

For additional assistance regarding your holdings, write to:

Corporate Secretary
Cooper Cameron Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Thursday, May 5, 2005, at the Company's corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 21, 2005.

Stockholders of Record

The approximate number of record holders of Cooper Cameron common stock was 1,423 as of February 18, 2005.

Common Stock Prices

Cooper Cameron common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2004 and 2003 was as follows:

	High	Low	Last
2004			
First Quarter	$49.49	$40.05	$44.05
Second Quarter	50.81	42.93	48.70
Third Quarter	55.30	46.96	54.84
Fourth Quarter	56.74	47.24	53.81

	High	Low	Last
2003			
First Quarter	$54.55	$44.00	$49.51
Second Quarter	55.60	44.80	50.38
Third Quarter	51.50	45.00	46.21
Fourth Quarter	48.66	40.98	46.60

The following documents are available on the Company's website at www.coopercameron.com:

- The Company's filings with the Securities and Exchange Commission (SEC).
- The charters of the Committees of the Board.
- Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.



DIRECTORS

Sheldon R. Erikson

Houston, Texas

OFFICERS












COOPER
CAMERON

1333 West Loop South
Suite 1700
Houston, Texas 77027
713-513-3300
www.coopercameron.com

